Interim Financial Information Individual and Consolidated

(A free translation of the original in Portuguese)

June 30, 2024

Interim Financial Information, Individual and Consolidated | June 30, 2024

Índex

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Interim Financial Information, Individual and Consolidated | June 30, 2024

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Interim Financial Information, Individual and Consolidated | June 30, 2024

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	06.30.24	12.31.23	06.30.24	12.31.23	LIABILITIES	Note	06.30.24	12.31.23	06.30.24	12.31.23
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	6,398,672	4,701,549	11,457,858	9,264,664	Loans and borrowings	15	1,951,420	2,237,214	2,159,327	2,451,838
Marketable securities	5	433,625	412,107	479,224	447,878	Trade accounts payable	16	14,647,192	14,011,988	12,903,099	12,592,006
Trade receivables	6	6,194,074	5,655,967	5,576,147	4,766,071	Lease liability	17.2	887,611	835,154	1,047,317	944,326
Notes receivable	6	13,444	64,731	13,444	64,731	Payroll, related charges and employee profit sharing		1,119,581	886,974	1,216,026	984,457
Inventories	7	4,274,947	4,717,540	6,488,332	6,628,890	Taxes payable		226,771	316,600	794,594	585,129
Biological assets	8	2,589,601	2,580,383	2,735,408	2,702,164	Derivative financial instruments	23	273,175	74,112	275,062	76,940
Recoverable taxes	9	1,236,322	1,210,028	1,740,486	1,517,548	Provision for tax, civil and labor risks	20	658,223	717,119	661,690	720,187
Derivative financial instruments	23	35,524	109,222	35,524	109,222	Employee benefits	19	58,894	58,894	87,595	86,423
Prepaid expenses		211,279	126,557	279,343	166,230	Customer advances		87,721	6,320	384,160	290,279
Advances		72,252	64,677	129,914	123,319	Advances from related parties	28	8,461,818	6,119,677	-	-
Restricted cash		-	-	14,536	13,814	Other current liabilities		133,557	282,712	532,505	658,763
Assets held for sale		4,295	684	12,744	7,204
Other current assets		111,062	132,989	133,720	142,527
Total current assets		21,575,097	19,776,434	29,096,680	25,954,262	Total current liabilities		28,505,963	25,546,764	20,061,375	19,390,348

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	17,655,284	15,462,088	20,158,257	17,643,710
Marketable securities	5	848,303	16,490	1,119,189	319,995	Trade accounts payable	16	1,954	422	1,954	422
Trade receivables	6	5,473	5,897	8,822	5,897	Lease liability	17.2	2,716,420	2,624,979	2,913,004	2,777,521
Notes receivable	6	16,338	1,530	16,338	1,530	Taxes payable		82,492	88,211	84,582	90,669
Recoverable taxes	9	4,744,424	4,981,378	4,762,255	5,000,740	Provision for tax, civil and labor risks	20	477,911	442,621	517,707	482,983
Deferred income taxes	10	2,206,876	2,054,826	2,265,780	2,113,108	Deferred income taxes	10	-	-	75,538	60,125
Judicial deposits	11	403,345	405,450	415,957	415,718	Liabilities with related parties	28	2,992	52,581	-	-
Biological assets	8	1,765,394	1,788,383	1,863,645	1,858,316	Employee benefits	19	278,653	264,731	501,181	454,398
Derivative financial instruments	23	512,723	529,830	512,723	529,830	Derivative financial instruments	23	34,771	59,819	34,771	59,819
Restricted cash		32,502	30,952	76,109	72,395	Other non-current liabilities		338,963	286,982	636,764	668,439
Other non-current assets		205,596	148,262	212,273	153,052
Total long-term receivables		10,740,974	9,962,998	11,253,091	10,470,581	Total non-current liabilities		21,589,440	19,282,434	24,923,758	22,238,086

						EQUITY	21
						Capital		13,349,156	13,349,156	13,349,156	13,349,156
						Capital reserves		2,763,364	2,763,364	2,763,364	2,763,364
						Other equity transactions		(88,215)	(70,106)	(88,215)	(70,106)
Investments	12	17,205,464	13,683,725	91,875	97,895	Accumulated earnings		1,492,745	-	1,492,745	-
Property, plant and equipment	13	13,100,944	13,127,930	14,867,867	14,608,914	Treasury shares		(408,271)	(96,145)	(408,271)	(96,145)
Intangible assets	14	3,226,676	3,201,539	6,480,669	6,140,438	Other comprehensive loss		(1,355,027)	(1,022,841)	(1,355,027)	(1,022,841)
						Attributable to controlling shareholders		15,753,752	14,923,428	15,753,752	14,923,428
						Non-controlling interests		-	-	1,051,297	720,228
Total non-current assets		44,274,058	39,976,192	32,693,502	31,317,828	Total equity		15,753,752	14,923,428	16,805,049	15,643,656
TOTAL ASSETS		65,849,155	59,752,626	61,790,182	57,272,090	TOTAL LIABILITIES AND EQUITY		65,849,155	59,752,626	61,790,182	57,272,090

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | June 30, 2024

Statements of Income (Loss)

		Parent company				Consolidated
			2024		2023		2024		2023
	Note	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
NET SALES	25	11,843,992	22,711,655	11,290,156	23,288,016	14,929,592	28,307,101	12,204,971	25,382,940
Cost of sales	26	(9,256,519)	(17,902,501)	(9,519,480)	(19,239,866)	(10,999,625)	(21,152,847)	(10,719,235)	(22,223,991)
GROSS PROFIT		2,587,473	4,809,154	1,770,676	4,048,150	3,929,967	7,154,254	1,485,736	3,158,949
OPERATING INCOME (EXPENSES)
Selling expenses	26	(1,652,318)	(3,176,085)	(1,556,583)	(3,141,147)	(1,938,182)	(3,710,000)	(1,737,638)	(3,508,279)
General and administrative expenses	26	(175,480)	(304,738)	(103,268)	(198,354)	(251,215)	(452,708)	(159,444)	(319,251)
Impairment loss on trade receivables	6	(18,873)	(34,793)	(1,847)	(7,392)	(20,897)	(48,115)	(2,025)	(8,532)
Other operating income (expenses), net	26	(12,569)	17,561	57,188	134,646	(12,772)	18,172	52,953	137,351
Income from associates and joint ventures	12	2,355,136	3,253,777	(1,141,686)	(2,165,467)	(3,612)	(6,019)	(865)	(882)
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		3,083,369	4,564,876	(975,520)	(1,329,564)	1,703,289	2,955,584	(361,283)	(540,644)
Financial income		171,492	368,238	151,220	308,783	273,915	548,594	216,089	414,219
Financial expenses		(911,444)	(1,842,926)	(1,176,078)	(2,234,385)	(886,749)	(1,793,862)	(1,151,539)	(2,187,728)
Foreign exchange and monetary variations		(1,266,840)	(1,519,444)	494,533	694,584	222,756	317,563	(163,882)	(185,894)
FINANCIAL INCOME (EXPENSES), NET	27	(2,006,792)	(2,994,132)	(530,325)	(1,231,018)	(390,078)	(927,705)	(1,099,332)	(1,959,403)
INCOME (LOSS) BEFORE TAXES		1,076,577	1,570,744	(1,505,845)	(2,560,582)	1,313,211	2,027,879	(1,460,615)	(2,500,047)
Income taxes	10	(88,825)	(77,999)	146,937	167,655	(219,319)	(340,243)	123,341	139,146
INCOME (LOSS) FOR THE YEAR		987,752	1,492,745	(1,358,908)	(2,392,927)	1,093,892	1,687,636	(1,337,274)	(2,360,901)

Income (Loss) Attributable to
Controlling shareholders		987,752	1,492,745	(1,358,908)	(2,392,927)	987,752	1,492,745	(1,358,908)	(2,392,927)
Non-controlling interest		-	-	-	-	106,140	194,891	21,634	32,026
		987,752	1,492,745	(1,358,908)	(2,392,927)	1,093,892	1,687,636	(1,337,274)	(2,360,901)

INCOME (LOSS) PER SHARE
Weighted average shares outstanding - basic						1,665,884,834	1,665,884,834	1,078,140,954	1,078,140,954
Loss per share - basic	22					0.59293	0.89607	(1.26042)	(2.21949)
Weighted average shares outstanding - diluted						1,667,487,853	1,667,487,853	1,078,140,954	1,078,140,954
Income (Loss) per share - diluted	22					0.59236	0.89521	(1.26042)	(2.21949)

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

5

Interim Financial Information, Individual and Consolidated | June 30, 2024

Statements of Comprehensive Income (Loss)

		Parent company				Consolidated
			2024		2023		2024		2023
	Note	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Income (loss) for the period		987,752	1,492,745	(1,358,908)	(2,392,927)	1,093,892	1,687,636	(1,337,274)	(2,360,901)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		34,394	101,969	(219,824)	(191,711)	167,307	252,463	(382,915)	(326,446)
Gain (loss) on net investment hedge (1)		(141,238)	(180,118)	99,867	152,809	(141,238)	(180,118)	99,867	152,809
Cash flow hedges – effective portion of changes in fair value (1)		(192,368)	(237,253)	(98,124)	(96,873)	(192,371)	(236,915)	(96,147)	(96,139)
Cash flow hedges – reclassified to profit or loss	23	40,819	(6,618)	447,030	391,081	40,819	(6,618)	447,030	391,081
Items that are or may be reclassified subsequently to profit or loss		(258,393)	(322,020)	228,949	255,306	(125,483)	(171,188)	67,835	121,305
Actuarial gains (losses) on pension and post-employment plans (1)	19	(2,996)	(10,166)	9,475	12,470	(8,938)	(24,561)	14,353	15,215
Items that will not be reclassified to profit or loss		(2,996)	(10,166)	9,475	12,470	(8,938)	(24,561)	14,353	15,215
Comprehensive income (loss) for the period		726,363	1,160,559	(1,120,484)	(2,125,151)	959,471	1,491,887	(1,255,086)	(2,224,381)
Attributable to
Controlling shareholders		726,363	1,160,559	(1,120,484)	(2,125,151)	726,363	1,160,559	(1,120,484)	(2,125,151)
Non-controlling interest		-	-	-	-	233,108	331,328	(134,602)	(99,230)
		726,363	1,160,559	(1,120,484)	(2,125,151)	959,471	1,491,887	(1,255,086)	(2,224,381)
(1)	Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | June 30, 2024

Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated aearnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(169,326)	-	-	-	(169,326)	(139,739)	(309,065)
Gains on net investment hedge	-	-	-	-	145,328	-	-	-	145,328	-	145,328
Unrealized gains in cash flow hedge	-	-	-	-	-	372,958	-	-	372,958	418	373,376
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	(1,523)	-	(1,523)	(40,702)	(42,225)
Income (loss) for the year	-	-	-	-	-	-	-	(2,028,559)	(2,028,559)	159,707	(1,868,852)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(23,998)	372,958	(1,523)	(2,028,559)	(1,681,122)	(20,316)	(1,701,438)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,520)	16,520	-	-	-
Capital increase through issuance of shares	600,000	4,800,000		-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(86,759)	-		-	-	-	-	-	(86,759)	-	(86,759)
Capital increase in subsidiaries	-	-	-	-	-	-	-	-	-	187,777	187,777
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(94)	(94)
Compensation of accumulated losses with capital reserve	-	(4,375,112)		-	-	-	-	4,375,112	-	-	-
Share-based payments	-	-	7,719	13,582	-	-	-	-	21,301	-	21,301
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	(1,048,895)	65,569	(39,515)	-	14,923,428	720,228	15,643,656
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	101,969	-	-	-	101,969	150,494	252,463
Loss on net investment hedge	-	-	-	-	(180,118)	-	-	-	(180,118)	-	(180,118)
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	(243,871)	-	-	(243,871)	338	(243,533)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	(10,166)	-	(10,166)	(14,395)	(24,561)
Income for the period	-	-	-	-	-	-	-	1,492,745	1,492,745	194,891	1,687,636
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(78,149)	(243,871)	(10,166)	1,492,745	1,160,559	331,328	1,491,887
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(259)	(259)
Share-based payments	-	-	(18,109)	36,149	-	-	-	-	18,040	-	18,040
Acquisition of treasury shares	-	-	-	(348,275)	-	-	-	-	(348,275)	-	(348,275)
BALANCES AT JUNE 30, 2024	13,349,156	2,763,364	(88,215)	(408,271)	(1,127,044)	(178,302)	(49,681)	1,492,745	15,753,752	1,051,297	16,805,049
(1)	All changes in other comprehensive income are presented net of deferred taxes on profit, when applicable, are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

7

Interim Financial Information, Individual and Consolidated | June 30, 2024

Statements of Cash Flows

	Parent company		Consolidated
	2024	2023	2024	2023
	Jan - jun	Jan - jun	Jan - jun	Jan - jun
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	1,492,745	(2,392,927)	1,687,636	(2,360,901)
Adjustments for:
Depreciation and amortization	755,102	680,084	964,214	870,917
Depreciation and depletion of biological assets	671,937	650,996	749,373	693,301
Result on disposal of property, plant and equipments and intangible	(16,346)	(111,879)	(21,248)	(113,615)
Provision for tax, civil and labor risks	177,010	144,985	176,374	142,794
Income from investments under the equity method	(3,253,777)	2,165,467	6,019	882
Financial results, net	2,994,132	1,231,018	927,705	1,959,403
Deferred income tax	63,317	(166,969)	25,135	(149,390)
Short-term employee benefits	274,597	51,463	266,627	59,671
Other	35,703	(18,626)	44,322	(7,006)
	3,194,420	2,233,612	4,826,157	1,096,056
Changes in assets and liabilities:
Trade accounts and notes receivables	(437,482)	1,316,453	(153,803)	619,926
Inventories	427,799	882,561	442,490	1,141,556
Biological assets - current	(9,218)	134,497	(31,061)	119,135
Trade accounts payable	(359,214)	(2,113,765)	(704,883)	(2,361,234)
Cash generated by operating activities	2,816,305	2,453,358	4,378,900	615,439

Redemptions (investments) in securities at FVTPL (1)	8,987	-	(42,920)	16,030
Interest received	146,045	130,028	346,975	185,794
Dividends and interest on shareholders' equity received	13	(851)	-	(851)
Payment of tax, civil and labor provisions	(144,410)	(276,247)	(144,102)	(276,244)
Derivative financial instruments	(74,644)	(50,905)	(83,806)	(414,129)
Other operating assets and liabilities (2)	1,377,435	(451,856)	(267,128)	1,211,647
Net cash provided by operating activities	4,129,731	1,803,527	4,187,919	1,337,686

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	-	-	39,713	(65,608)
Investments in securities at FVTOCI (3)	(830,623)	-	(830,623)	-
Additions to property, plant and equipment	(250,782)	(408,648)	(270,982)	(462,836)
Additions to biological assets - non-current	(651,662)	(679,318)	(712,852)	(732,456)
Proceeds from disposals of property, plant, equipments and investment	58,433	134,737	58,433	134,737
Additions to intangible	(106,748)	(115,375)	(107,702)	(117,188)
Capital increase in affiliates	-	(388)	-	(388)
Capital increase in subsidiaries	47,221	-	-	-
Net cash used in investing activities	(1,734,161)	(1,068,992)	(1,824,013)	(1,243,739)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	1,981,490	1,617,155	2,132,390	2,968,409
Repayment of debt	(1,213,151)	(1,350,436)	(1,373,136)	(1,967,219)
Payment of interest	(654,916)	(671,427)	(761,784)	(772,659)
Payment of interest derivatives - fair value hedge	(153,452)	(407,570)	(153,452)	(407,570)
Treasury shares acquisition	(348,272)	-	(348,273)	-
Payment of lease liabilities	(325,196)	(260,804)	(418,016)	(353,332)
Net cash used in financing activities	(713,497)	(1,073,082)	(922,271)	(532,371)

Effect of exchange rate variation on cash and cash equivalents	15,050	2,271	751,559	(198,236)
Net increase (decrease) in cash and cash equivalents	1,697,123	(336,276)	2,193,194	(636,660)
Balance at the beginning of the period	4,701,549	3,984,071	9,264,664	8,130,929
Balance at the end of the period	6,398,672	3,647,795	11,457,858	7,494,269
(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$2,339,584 for the six-month period ended June 30, 2024 (R$905,629 in the same period of the previous year).
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

8

Interim Financial Information, Individual and Consolidated | June 30, 2024

Statements of Value Added

	Parent company		Consolidated
	2024	2023	2024	2023
	Jan-jun	Jan-jun	Jan-jun	Jan-jun
1 - REVENUES	25,185,443	25,825,840	30,932,275	28,107,642
Sales of goods and products	24,954,426	25,295,367	30,699,568	27,538,061
Other income	18,454	134,339	19,065	137,044
Revenue related to construction of own assets	247,356	403,526	261,757	441,069
Expected credit losses	(34,793)	(7,392)	(48,115)	(8,532)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(16,608,047)	(18,471,908)	(19,638,801)	(21,285,763)
Costs of goods sold	(14,034,650)	(15,711,910)	(16,837,658)	(18,391,530)
Materials, energy, third parties services and other	(2,558,753)	(2,792,676)	(2,806,270)	(2,915,080)
Reversal for inventories losses	(14,644)	32,678	5,127	20,847
3 - GROSS ADDED VALUE (1-2)	8,577,396	7,353,932	11,293,474	6,821,879
4 - DEPRECIATION AND AMORTIZATION	(1,427,039)	(1,331,080)	(1,713,587)	(1,564,218)
5 - NET ADDED VALUE (3-4)	7,150,357	6,022,852	9,579,887	5,257,661

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	3,621,125	(1,856,377)	541,680	413,644
Income from associates and joint ventures	3,253,777	(2,165,467)	(6,019)	(882)
Financial income	368,238	308,783	548,594	414,219
Others	(890)	307	(895)	307

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	10,771,482	4,166,475	10,121,567	5,671,305

8 - DISTRIBUTION OF ADDED VALUE	10,771,482	4,166,475	10,121,567	5,671,305
Payroll	3,245,930	2,783,517	3,763,955	3,168,346
Salaries	2,142,381	1,972,529	2,624,939	2,312,036
Benefits	948,305	664,075	970,951	695,739
Government severance indemnity fund for employees	155,244	146,913	168,065	160,571
Taxes, Fees and Contributions	2,583,907	2,090,723	3,058,492	2,304,380
Federal	1,129,823	662,138	1,491,802	762,251
State	1,426,480	1,402,199	1,533,196	1,510,945
Municipal	27,604	26,386	33,494	31,184
Capital Remuneration from Third Parties	3,448,900	1,685,162	1,611,484	2,559,480
Interests, including exchange variation	3,380,692	1,571,711	1,495,545	2,409,343
Rents	68,208	113,451	115,939	150,137
Interest on Own-Capital	1,492,745	(2,392,927)	1,687,636	(2,360,901)
Income (loss) for the period	1,492,745	(2,392,927)	1,492,745	(2,392,927)
Non-controlling interest	-	-	194,891	32,026

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | June 30, 2024

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Interim Financial Information, Individual and Consolidated | June 30, 2024

1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in São Paulo city.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

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Interim Financial Information, Individual and Consolidated | June 30, 2024

1.1.	Equity interest
				% equity interest
Entity		Main activity	Country (1)	06.30.24	12.31.23
Direct subsidiaries
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Foods UK Ltd.		Administrative and marketing services	England	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	100.00	100.00
Sadia Uruguay S.A.	(g)	Import and commercialization of products	Uruguay	100.00	100.00
Vip S.A. Empreendimentos e Participações Imobiliárias	(f)	Commercialization of owned real state	Brazil	-	100.00
BRF Investimentos Ltda.	(f)	Holding, management of companies and assets	Brazil	100.00	100.00

Indirect subsidiaries
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	100.00	100.00
Badi Ltd.		Holding	UAE	100.00	100.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
BRF Arabia Holding Company		Holding	Saudi Arabia	70.00	70.00
BRF Foods GmbH	(h)	Industrialization, import and commercialization of products	Austria	100.00	100.00
BRF Foods LLC	(h)	Industrialization, import and commercialization of products	UAE	100.00	-
BRF Foods LLC	(d)	Import, industrialization and commercialization of products	Russia	-	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Buenos Aires Fortune S.A.	(e)	Holding	Argentina	-	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
Hercosul Alimentos Ltda.		Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.		Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
Nutrinvestments BV	(j)	Holding	The Netherlands	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Perdigão Europe Lda.	(i)	Import, export of products and administrative services	Portugal	-	100.00
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00
PSA Laboratório Veterinário Ltda.	(f)	Veterinary activities	Brazil	-	100.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00

Affiliated
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. in which the economic participation is 24% (note 12).
(d)	On January 15, 2024, the subsidiary BRF Foods LLC was dissolved.
(e)	On March 19, 2024, the subsidiary Buenos Aires Fortune S.A. was dissolved.
(f)	On March 28, 2024, the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias e a PSA Laboratório Veterinário Ltda. were incorporated by BRF S.A. and the indirect subsidiarie BRF Investimentos Ltda. became a direct subsidiarie of BRF S.A.
(g)	On March 31, 2024, there was a reduction in share capital in the subsidiary Sadia Uruguay S.A. by UYU415,000, (R$55,365 in Reais) and on June 17, 2024, there was another capital reduction by UYU415,000 (R$58,515 in Reais).
(h)	The BRF Foods GMBH, an Austrian company, had a branch located in the UAE, which, on April 05, 2024, was converted into a limited company entity, called BRF Foods LLC.
(i)	On April 29, 2024, the subsidiary Perdigão Europe Lda. was dissolved.
(j)	On July 19, 2024, the subsidiary Nutrinvestments BV was dissolved.

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Interim Financial Information, Individual and Consolidated | June 30, 2024

1.2.	Climate events in Rio Grande do Sul

On May 1st, 2024, Rio Grande do Sul declared a state of public calamity throughout its territory affected by extreme weather events causing material and environmental damage, with the destruction of homes, roads and bridges, as well as the compromise of the functioning of local and regional public and private institutions and the closure of public roads.

The Company was affected by total and partial shutdowns in its regional operations, industrial complexes, distribution centers and support offices, and made the necessary efforts to resume operations as soon as possible.

Due to these weather events, the Company incurred losses and additional expenses, mainly related to the agricultural and industrial production process, structural and equipment repairs and expenses with donations, which are presented in the quarterly information under the following items:

Parent Company and Consolidated
2024
Apr - jun
Cost of sales	(106,814)
Selling expenses	(3,671)
General and administrative expenses	(2,598)
(113,083)

The Company has insurance policies for events of this nature and is in the process of regulating this claim in Rio Grande do Sul.

1.3.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2024 occurred between, March 10, 2024 and April 9, 2024. Additionally, in the subsidiary in Turkey there is the seasonal effect of the “Barbecue Season”, a period in the summer in which culturally this type of event happens more frequently, boosting sales of several products in our portfolio.

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Interim Financial Information, Individual and Consolidated | June 30, 2024

2.	Basis of preparation and presentation of interim financial information

The Parent Company’s and Consolidated interim financial information were prepared in accordance with i) the accounting practices adopted in Brazil, which include those included in Brazilian corporate legislation and the pronouncements, guidelines and technical interpretations issued by the Accounting Pronouncements Committee - ("CPC”) and approved by the Board Federal Accounting – (“CFC”) and the Securities and Exchange Commission – (“CVM”), in accordance with the CPC 21 (R1) – Interim Financial Statements, and ii) international financial reporting standards (“IFRS”), IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board (“IASB”). All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The Parent Company’s and Consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values are also expressed in thousands, unless otherwise stated.

The preparation of the Parent Company’s and Consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The Parent Company’s and Consolidated interim financial information were prepared based on the recoverable historical cost, except for the items maintained at fair value as described in note 3.2 of the Financial Statements for the year ended on December 31, 2023.

The Company prepared Parent Company’s and Consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Summary of material accounting policies

The Consolidated interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2023 (note 3), on a uniform basis for all group entities.

The Company has subsidiaries in Argentina and in Turkey, which are considered a hyperinflationary economy. For the Turkish subsidiary the price index used for the period ended June 30, 2024 was 24.7%, and the inflation adjustment affected the Income (Loss) before financial results and income taxes in R$(22,244) (R$(56,806) in the same period of the previous year), and we recognized a revenue that impacted the Financial Result in the amount of R$ R$98,223 (R$162,417 in the same period of the previous year) and the Income (Loss) in the amount of R$57,125 (R$53,321 in the same period of the previous year).

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Interim Financial Information, Individual and Consolidated | June 30, 2024

For the subsidiary in Argentina the price index used for the period ended June 30, 2024 was 30.7%, and the inflation adjustment affected the inflation adjustment impacted the Income (Loss) before financial results and income taxes in the amount of R$(383) (R$611 in the same period of the previous year), the Financial Result in the amount of R$(2,842) (R$(30,996) in the same period of the previous year) and the Income (Loss) in the amount of R$(7,714) (R$(4,943) in the same period of the previous year).

Except for the affiliated companies PR-SAD Administração de bem Próprio S.A. and Potengi Holdings S.A., in which the Company records the investment using the equity method, all other entities presented in Note 1.1 are consolidated.

3.1.	Standards issued but not yet effective

On May 25, 2023, the IASB published amendments to IAS 7/CPC 03 - Statement of cash flows and IFRS 7/CPC 40 - Financial Instruments: Disclosure, which establish new disclosure requirements for financing operations with suppliers (supply chain finance). Such requirements must be adopted by the Company from the year 2024 onwards, however, no additional presentation is required in the interim financial statements in the first year of adoption of the implemented changes. The Company is evaluating the impacts arising from these changes.

4.	Cash and cash equivalents
	Average rate (1)	Parent company		Consolidated
		06.30.24	12.31.23	06.30.24	12.31.23
Cash and bank accounts
Brazilian reais	-	81,254	145,200	90,158	160,310
Saudi riyal	-	-	-	433,190	307,151
U.S. dollar	-	3,507	99,828	377,312	768,868
Euro	-	3,369	1,392	32,859	24,506
Turkish lira	-	-	-	122,707	93,641
Other currencies	-	136	124	228,041	252,781
		88,266	246,544	1,284,267	1,607,257
Cash equivalents
In Brazilian reais
Investment funds	10.40%	3,390	4,676	3,390	4,676
Bank deposit certificates (3)	10.57%	6,307,016	4,438,970	6,514,182	4,876,861
		6,310,406	4,443,646	6,517,572	4,881,537
In U.S. Dollar
Term deposit	5.78%	-	-	2,511,821	2,069,531
Overnight	-	-	11,359	-	17,570
Other currencies
Term deposit (Saudi riyal)	6.15%	-	-	707,447	612,110
Term deposit (2)		-	-	436,751	76,659
		-	11,359	3,656,019	2,775,870
		6,398,672	4,701,549	11,457,858	9,264,664
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 50.47% (43.00% on December 31, 2023).
(3)	On June 30, 2024, it includes resources from the fifth issue of debentures (note 15.2).

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Interim Financial Information, Individual and Consolidated | June 30, 2024

5.	Marketable securities
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		06.30.24	12.31.23	06.30.24	12.31.23
Fair value through other comprehensive income
National treasury notes	9.65	R$	10.43%	830,623	-	830,623	-
Equity securities (3)	-	USD	-	-	-	13,897	12,103
Fair value through profit and loss
Financial treasury bills	0.29	R$	11.69%	433,625	412,107	433,625	412,107
Investment funds - FIDC II	1.08	R$	-	17,680	16,490	17,680	16,490
Repurchase agreement	0.07	R$	10.19%	-	-	45,579	35,751
Other	0.08	R$	-	-	-	20	20
				451,305	428,597	496,904	464,368
Amortized cost
Sovereign bonds and other (4)	2.48	AOA		-	-	256,989	291,402
				1,281,928	428,597	1,598,413	767,873
Current				433,625	412,107	479,224	447,878
Non-current (5)				848,303	16,490	1,119,189	319,995
(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$13,399 (R$16,466 on December 31, 2023). The amounts are substantially denominated in Angolan kwanza (AOA), and also include investments indexed to the US Dollar at a weighted average annual rate of 7.20% and Bonds in U.S. Dollar at a weighted average annual rate of 5.90% (U.S. Dollar 6.34% and Bonds in U.S. Dollar 5.90% on December 31, 2023)
(5)	Maturity until March of 2026.

On June 30, 2024, the amount of R$79,503 (R$9,179 on December 31, 2023) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

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Interim Financial Information, Individual and Consolidated | June 30, 2024

6.	Trade accounts and notes receivable
	Parent company		Consolidated
	06.30.24	12.31.23	06.30.24	12.31.23
Trade accounts receivable
Domestic market
Third parties	1,570,470	1,729,067	1,707,525	1,860,089
Related parties	35,987	24,339	13,669	8,419
Foreign market
Third parties	1,548,077	764,750	4,566,719	3,496,442
Related parties	3,697,898	3,713,478	26,520	27,781
	6,852,432	6,231,634	6,314,433	5,392,731
( - ) Adjustment to present value	(15,433)	(22,692)	(26,007)	(29,284)
( - ) Expected credit losses	(637,452)	(547,078)	(703,457)	(591,479)
	6,199,547	5,661,864	5,584,969	4,771,968
Current	6,194,074	5,655,967	5,576,147	4,766,071
Non-current	5,473	5,897	8,822	5,897

Notes receivable	50,662	83,863	50,662	83,863
( - ) Adjustment to present value	(5,536)	(2,223)	(5,536)	(2,223)
( - ) Expected credit losses	(15,344)	(15,379)	(15,344)	(15,379)
	29,782	66,261	29,782	66,261
Current	13,444	64,731	13,444	64,731
Non-current (1)	16,338	1,530	16,338	1,530
(1)	On June 30, 2024, the weighted average maturity is 2.02 years.

The Company has insurance for trade receivables from exports in the amount of R$1,540,119 (R$1,003,891 on December 31, 2023).

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF II”), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

On June 30, 2024, FIDC BRF II has an outstanding balance of R$845,818 (R$1,072,964 on December 31, 2023) related to such credit rights, which were ceased to be recognized of the Company’s statement of financial position when the credits were sold.

On June 30, 2024, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	06.30.24	06.30.24
Beginning balance	(547,078)	(591,479)
(Additions) reversals	(34,793)	(48,115)
Write-offs	3,373	3,104
Exchange rate variation	(58,954)	(66,967)
Ending balance	(637,452)	(703,457)

53

Interim Financial Information, Individual and Consolidated | June 30, 2024

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	06.30.24	12.31.23	06.30.24	12.31.23
Not overdue	6,020,373	5,532,133	5,265,590	4,515,445
Overdue
01 to 60 days	101,320	115,871	231,588	225,135
61 to 90 days	37,630	39,584	44,776	46,347
91 to 120 days	43,628	4,558	42,898	15,248
121 to 180 days	41,757	5,803	51,487	11,101
181 to 360 days	19,339	12,665	43,063	22,116
More than 360 days	588,385	521,020	635,031	557,339
( - ) Adjustment to present value	(15,433)	(22,692)	(26,007)	(29,284)
( - ) Expected credit losses	(637,452)	(547,078)	(703,457)	(591,479)
	6,199,547	5,661,864	5,584,969	4,771,968

7.	Inventories
	Parent company		Consolidated
	06.30.24	12.31.23	06.30.24	12.31.23
Finished goods	2,165,594	1,988,163	3,983,654	3,564,379
Work in progress	339,817	340,780	385,684	378,788
Raw materials	880,609	1,521,744	1,073,845	1,675,323
Packaging materials	120,881	112,232	161,854	150,444
Secondary materials	515,431	503,613	559,069	546,213
Supplies	142,660	150,298	216,590	216,998
Imports in transit	179,744	150,514	180,210	150,947
Other	37,626	75,679	37,588	75,646
(-) Adjustment to present value (1)	(107,415)	(125,483)	(110,162)	(129,848)
	4,274,947	4,717,540	6,488,332	6,628,890
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
				06.30.24
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(23,315)	(13,262)	(5,375)	(41,952)
Additions	(21,066)	(59,037)	(3,292)	(83,395)
Reversals	40,094	-	-	40,094
Write-offs	-	26,471	2,036	28,507
Ending balance	(4,287)	(45,828)	(6,631)	(56,746)

54

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
				06.30.24
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(26,308)	(22,981)	(8,232)	(57,521)
Additions	(25,077)	(65,262)	(6,422)	(96,761)
Reversals	46,802	-	-	46,802
Write-offs	-	35,780	4,165	39,945
Exchange rate variation	(267)	(332)	(292)	(891)
Ending balance	(4,850)	(52,795)	(10,781)	(68,426)
8.	Biological assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
				06.30.24
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	2,580,384	1,245,285	543,098	1,788,383
Additions/Transfer	11,488,968	314,270	35,809	350,079
Changes in fair value	1,501,400	(234,738)	-	(234,738)
Harvest	-	-	(30,853)	(30,853)
Write-off	-	-	(3,726)	(3,726)
Transfer between current and non-current	103,751	(103,751)	-	(103,751)
Transfer to inventories	(13,084,902)	-	-	-
Ending balance	2,589,601	1,221,066	544,328	1,765,394

	Consolidated
				06.30.24
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
	06.30.24	06.30.24	06.30.24	06.30.24
Beginning balance	2,702,164	1,315,219	543,098	1,858,317
Additions/Transfer	12,460,260	339,579	35,809	375,388
Changes in fair value	1,688,009	(276,074)	-	(276,074)
Harvest	-	-	(30,853)	(30,853)
Write-off	-	-	(3,726)	(3,726)
Transfer between current and non-current	103,966	(103,966)	-	(103,966)
Transfer to inventories	(14,221,174)	-	-	-
Exchange variation	5,446	3,223	-	3,223
Monetary correction by Hyperinflation	(3,263)	41,336	-	41,336
Ending balance	2,735,408	1,319,317	544,328	1,863,645

The change in the biological assets includes depreciation of breeders and depletion of forests in the amount of R$671,937 in the Parent Company and R$749,373 in the Consolidated (R$650,996 in the Parent Company and R$693,301 in the Consolidated in the same period of the previous year).

The estimated quantities of live animals on June 30, 2024 are 181,618 thousand head of poultry and 4,753 thousand head of pork at the Parent Company (177,143 thousand head of poultry and 4,866 thousand head of pork on December 31, 2023). In the Consolidated, there are 202,083 thousand heads of poultry and 4,753 thousand heads of pork (198,729 thousand heads of poultry and 4,866 thousand heads of pork on December 31, 2023).

The Company has forests pledged as collateral for financing and tax and civil contingencies on June 30, 2024 in the amount of R$116,994 in the Parent Company and in the Consolidated (R$71,399 in the Parent Company and in the Consolidated on December 31, 2023).

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Interim Financial Information, Individual and Consolidated | June 30, 2024

9.	Recoverable taxes
	Parent company		Consolidated
	06.30.24	12.31.23	06.30.24	12.31.23
Recoverable ICMS and VAT	1,959,189	1,895,852	2,411,700	2,089,543
Recoverable PIS and COFINS	2,188,546	2,451,146	2,199,297	2,461,807
Recoverable IPI	1,142,814	1,092,729	1,144,533	1,094,466
Recoverable INSS	420,802	485,084	420,814	485,096
Recoverable income taxes	312,623	316,992	368,998	437,103
Other recoverable taxes	95,408	89,193	96,341	90,136
(-) Impairment	(138,636)	(139,590)	(138,943)	(139,863)
	5,980,746	6,191,406	6,502,741	6,518,288

Current	1,236,322	1,210,028	1,740,486	1,517,548
Non-current	4,744,424	4,981,378	4,762,255	5,000,740
9.1.	ICMS – tax on movement of goods and services and VAT – value added taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

On June 20, 2024, the Company negotiated the purchase of ICMS credits from Marfrig Global Foods S.A., in the state of São Paulo, totaling R$113,000, with a discount applied compatible with the market. The use will be made according to the Company's monthly calculation in the state, with full compensation expected in approximately 6 months (note 28). During the month of July 2024, the Company compensated the amount of R$23,292 relating to these credits.
9.2.	PIS and COFINS – social integration plan and contribution for social security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if applicable, through refund or reimbursement requests.

As of June 30, 2024, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,848,714 (R$2,013,799 as of December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

56

Interim Financial Information, Individual and Consolidated | June 30, 2024

9.3.	IPI – industrialized product tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on June 30, 2024 is R$1,153,692 (R$1,110,006 for the year ended December 31, 2023), of which R$1,131,537 (R$1,087,749 for the year ended December 31, 2023) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,155 (R$22,257 for the year ended December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

9.4.	Income taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5.	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$728,107 for the six-month period ended on June 30, 2024 (R$752,450 in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

57

Interim Financial Information, Individual and Consolidated | June 30, 2024

10.	Deferred income taxes
10.1.	Breakdown
	Parent company		Consolidated
	06.30.24	12.31.23	06.30.24	12.31.23
Assets
Tax losses carryforward	2,496,088	2,496,088	2,537,169	2,532,720
Negative calculation basis (social contribution)	898,592	898,592	913,381	911,779

Temporary differences - Assets
Provisions for tax, civil and labor risks	359,353	363,186	361,317	365,381
Expected credit losses	193,701	172,699	198,653	176,776
Impairment on tax credits	53,358	55,253	53,358	55,253
Provision for other obligations	52,025	101,048	71,803	115,216
Write-down to net realizable value of inventories	19,294	14,264	21,242	19,627
Employees' benefits plan	114,766	110,033	174,456	137,947
Lease basis difference	220,598	189,305	221,077	189,753
Other temporary differences	134,789	101,203	156,771	118,846
	4,542,564	4,501,671	4,709,227	4,623,298

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(336,842)	(336,135)
Depreciation (useful life) basis difference	(803,717)	(848,246)	(819,294)	(863,896)
Business combination (1)	(965,011)	(971,832)	(965,011)	(971,832)
Monetary correction by Hyperinflation	-	-	(155,730)	(95,981)
Unrealized gains on derivatives, net	(145,525)	(127,036)	(145,525)	(127,036)
Unrealized fair value gains, net	(79,376)	(163,417)	(80,686)	(163,744)
Other temporary differences	(19,054)	(13,309)	(15,897)	(11,691)
	(2,335,688)	(2,446,845)	(2,518,985)	(2,570,315)

Total deferred taxes	2,206,876	2,054,826	2,190,242	2,052,983

Total Assets	2,206,876	2,054,826	2,265,780	2,113,108
Total Liabilities	-	-	(75,538)	(60,125)
	2,206,876	2,054,826	2,190,242	2,052,983
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

On June 30, 2024, the Parent Company has tax losses of Income Tax (IRPJ) and negative bases Contributions on the Net Profit (CSLL) in Brazil, which at current tax rates represent R$7,291,804 (R$6,632,460 on December 31, 2023). In Consolidated, tax losses at local income tax rates represent the amount of R$7,401,265 (R$6,782,499 on December 31, 2023). Within this amount, R$3,394,680 in the Parent Company and R$3,450,550 in the Consolidated (R$3,394,679 in the Parent Company and R$3,444,499 in the Consolidated on December 31, 2023) are recognized as an asset, according to the recoverability expectation, over a ten-year horizon.

The rollforward of deferred income taxes, net, is set forth below:

58

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Parent company	Consolidated
	06.30.24	06.30.24
Beginning balance	2,054,826	2,052,983
Deferred income taxes recognized in income	(63,317)	(25,135)
Deferred income taxes recognized in other comprehensive income	215,367	215,367
Other	-	(52,973)
Ending balance	2,206,876	2,190,242

10.2.	Effective income tax rate reconciliation
				Parent company	Consolidated
	2024		2023		2024		2023
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun

Income (loss) before taxes	1,076,577	1,570,744	(1,505,845)	(2,560,582)	1,313,211	2,027,879	(1,460,615)	(2,500,047)
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Benefit at nominal rate	(366,036)	(534,053)	511,987	870,598	(446,492)	(689,479)	496,609	850,016
Adjustments to income taxes
Income from associates and joint ventures	800,747	1,106,286	(388,172)	(736,258)	(1,228)	(2,046)	(294)	(300)
Tax rate, GAAP and permanent differences on the results of a subsidiary	-	-	-	-	258,221	477,392	(204,194)	(506,451)
Effect of exchange rate variation on assets and liabilities of subsidiaries	-	-	-	-	493,826	524,414	(190,285)	(235,559)
Deferred tax assets not recognized (1)	(514,489)	(665,832)	885	(3,759)	(514,609)	(665,930)	(720)	(5,694)
Interest on taxes	25,788	45,821	24,150	44,930	25,846	45,919	24,180	44,991
Other permanent differences	(34,835)	(30,221)	(1,913)	(7,856)	(34,883)	(30,513)	(1,955)	(7,857)
	(88,825)	(77,999)	146,937	167,655	(219,319)	(340,243)	123,341	139,146

Effective rate	8.3%	5.0%	9.8%	-5.2%	16.7%	16.8%	8.4%	5.6%

Current tax	(14,885)	(14,682)	686	686	(187,250)	(315,108)	(5,858)	(10,244)
Deferred tax	(73,940)	(63,317)	146,251	166,969	(32,069)	(25,135)	129,199	149,390
(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Parent Company and in the Consolidated, due to limited capacity of realization.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	Judicial deposits

The rollforward of the judicial deposits is set forth below:

	Parent company
				06.30.24
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	189,455	154,424	61,571	405,450
Additions	1,029	41,390	954	43,373
Release in favor of the Company	(750)	(11,202)	(1,939)	(13,891)
Release in favor of the counterparty	(13,015)	(31,334)	(536)	(44,885)
Interest	5,965	4,394	2,939	13,298
Ending balance	182,684	157,672	62,989	403,345

59

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
				06.30.24
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	192,661	156,241	66,816	415,718
Additions	2,530	42,237	973	45,740
Release in favor of the Company	(750)	(11,368)	(1,939)	(14,057)
Release in favor of the counterparty	(13,015)	(31,642)	(536)	(45,193)
Interest	6,133	4,402	3,215	13,750
Exchange rate variation	-	(1)	-	(1)
Ending balance	187,559	159,869	68,529	415,957
12.	Investments
12.1.	Composition and rollforward the investments
	Parent company		Consolidated
	06.30.24	12.31.23	06.30.24	12.31.23
Investments	17,204,881	13,683,142	91,292	97,134
Investment in subsidiaries	17,114,708	13,586,008	-	-
Investment in affiliates	90,173	97,134	91,292	97,134
Other investments	583	583	583	761
	17,205,464	13,683,725	91,875	97,895

60

Interim Financial Information, Individual and Consolidated | June 30, 2024

The rollforward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

		Income (loss) for the year	Capital transaction				Goodwill and allocations	Other
	Beginning balance (12.31.23)	Income (loss) from associates and joint ventures	Capital increase (reduction)	Termination of equity interest participation	Capital transaction between subsidiaries	Merger of companies (1)	Exchange rate variation on goodwill	Other comprehensive income	Constitution (reversal) of provision for loss	Ending balance (06.30.24)
Direct subsidiaries
BRF Energia S.A.	338	45	10,000	-	-	-	-	-	-	10,383
BRF Foods UK Ltd.	-	(126)	1,294	-	-	-	-	-	-	1,168
BRF GmbH	12,220,014	3,262,362	-	-	229,755	-	-	57,702	-	15,769,833
BRF Investimentos	-	72	-	-	-	5,841	-	107	-	6,020
BRF Pet S.A.	1,257,834	2,276	-	-	-	-	-	11,840	-	1,271,950
Sadia Alimentos S.A.	3,367	(8,247)	-	-	-	-	-	7,762	-	2,882
Sadia Uruguay S.A.	91,823	4,377	(58,515)	-	-	-	-	12,809	-	50,494
VIP S.A. Empr. e Particip. Imob (1)	1,379	27	-	(1,406)	-	-	-	-	-	-

Indirect subsidiaries										-
Hercosul International S.R.L.	1,112	97	-	-	-	-	41	74	-	1,324
PSA Labor. Veter. Ltda (1)	9,638	164	-	(9,802)	-	-	-	-	-	-
Proud Food Lda	501	80	-	-	-	-	-	71	-	652
Sadia Chile S.A.	2	(388)	-	-	-	-	-	(3,251)	3,639	2

Affiliated										-
Potengi Holdings S.A.	89,051	(6,961)	-	-	-	-	-	-	-	82,090
PR-SAD Adm. Bem próprio S.A.	8,083	-	-	-	-	-	-	-	-	8,083

	13,683,142	3,253,778	(47,221)	(11,208)	229,755	5,841	41	87,114	3,639	17,204,881
(1)	On March 28, 2024, the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias and PSA Laboratório Veterinário Ltda. were merged by BRF S.A., therefore, BRF S.A. became the direct holder of BRF Investimentos shares.

On June 30, 2024, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

61

Interim Financial Information, Individual and Consolidated | June 30, 2024

13.	Property, plant and equipment

The rollforward of fixed assets, which includes the right-of-use balances (note 17.1), is presented below:

	Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers (2)	06.30.24
Cost
Land		550,339	758	(8,581)	-	542,516
Buildings, facilities and improvements		12,262,442	420,904	(141,088)	87,197	12,629,455
Machinery and equipment		9,510,187	17,916	(157,261)	221,063	9,591,905
Furniture and fixtures		135,466	116	(1,363)	2,878	137,097
Vehicles		195,224	84,428	(7,669)	-	271,983
Construction in progress		456,099	247,356	(358)	(318,936)	384,161
Advances to suppliers		-	282	-	(277)	5
		23,109,757	771,760	(316,320)	(8,075)	23,557,122

Depreciation
Land (3)	5.00%	(19,478)	(2,232)	3,632	-	(18,078)
Buildings, facilities and improvements	2.62%	(4,850,062)	(389,854)	121,190	3,296	(5,115,430)
Machinery and equipment	5.45%	(4,962,048)	(228,546)	62,500	527	(5,127,567)
Furniture and fixtures	4.99%	(65,344)	(3,680)	1,100	(24)	(67,948)
Vehicles	14.60%	(84,895)	(49,339)	7,079	-	(127,155)
		(9,981,827)	(673,651)	195,501	3,799	(10,456,178)
		13,127,930	98,109	(120,819)	(4,276)	13,100,944
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$948 to intangible assets and R$3,328 to assets held for sale.
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$1.013 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

62

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	06.30.24
Cost
Land		730,103	758	(8,712)	22,439	-	16,220	760,808
Buildings, facilities and improvements		13,283,922	453,631	(301,217)	35,544	92,992	104,924	13,669,796
Machinery and equipment		10,497,307	32,719	(181,488)	95,799	224,570	70,291	10,739,198
Furniture and fixtures		224,706	191	(3,451)	16,026	8,094	5,868	251,434
Vehicles		445,298	269,737	(153,814)	10,813	-	46,508	618,542
Construction in progress		483,514	261,757	(358)	(2,199)	(328,866)	1,126	414,974
Advances to suppliers		3,372	3,672	-	(1,383)	(4,691)	36	1,006
		25,668,222	1,022,465	(649,040)	177,039	(7,901)	244,973	26,455,758

Depreciation
Land (3)	5.00%	(41,953)	(4,744)	3,761	26	-	(3,553)	(46,463)
Buildings, facilities and improvements	2.81%	(5,281,798)	(433,086)	276,277	(7,741)	4,717	(45,328)	(5,486,959)
Machinery and equipment	5.80%	(5,390,588)	(264,197)	82,693	(33,523)	1,618	(31,757)	(5,635,754)
Furniture and fixtures	7.40%	(98,039)	(6,498)	2,954	(5,047)	(2,536)	(2,695)	(111,861)
Vehicles	14.78%	(246,930)	(109,785)	70,025	1,346	-	(21,510)	(306,854)
		(11,059,308)	(818,310)	435,710	(44,939)	3,799	(104,843)	(11,587,891)
		14,608,914	204,155	(213,330)	132,100	(4,102)	140,130	14,867,867
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$774 to intangible assets and R$3,328 to assets held for sale.
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$1,013 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

63

Interim Financial Information, Individual and Consolidated | June 30, 2024

The amount of capitalized borrowing costs during the six-month period ended June 30, 2024 was of R$18,320 in the Parent Company and R$19,246 in the Consolidated (R$31,910 in the Parent Company and R$35,721 in the Consolidated in the same period of the previous year) and during the three-month period ended June 30, 2024 was R$8,884 in the Parent Company and R$ 9,423 in the Consolidated (R$14,889 in the Parent Company and R$15,138 in the Consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the six-month period ended June 30, 2024, was 9.28% p.a. in the Parent Company and 11.50% p.a. in the Consolidated (10.31% p.a. in the Parent Company and 10.63% p.a. in the Consolidated in the in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	06.30.24	12.31.23	06.30.24	12.31.23
Land	Financial/tax	88,161	87,530	88,161	87,530
Buildings, facilities and improvements	Financial/tax	1,389,672	1,393,528	1,391,990	1,395,846
Machinery and equipment	Financial/labor/tax/civil	1,445,694	1,463,205	1,446,718	1,464,229
Furniture and fixtures	Financial/tax	14,764	15,102	14,764	15,102
Vehicles	Financial/tax	96	109	96	109
		2,938,387	2,959,474	2,941,729	2,962,816
14.	Intangible assets

The intangible assets rollforward, is set forth below:

		Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	06.30.24
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,650	737	(2,740)	-	12,647
Outgrowers relationship		517	-	-	-	517
Patents		1,810	-	-	-	1,810
Software		698,096	-	(598)	105,803	803,301
Intangible in progress		35,232	106,012	-	(104,855)	36,389
		3,686,845	106,749	(3,338)	948	3,791,204

Amortization
Non-compete agreement	43.49%	(8,797)	(3,017)	2,740	-	(9,074)
Outgrowers relationship	16.45%	(419)	(36)	-	-	(455)
Patents	5.48%	(1,673)	(12)	-	-	(1,685)
Software	35.91%	(474,417)	(79,396)	499	-	(553,314)
		(485,306)	(82,461)	3,239	-	(564,528)
		3,201,539	24,288	(99)	948	3,226,676
(1)	Weighted average annual remaining rate.

64

Interim Financial Information, Individual and Consolidated | June 30, 2024

		Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	06.30.24
Cost
Goodwill		3,390,938	-	-	-	50,333	153,151	3,594,422
Trademarks		1,873,253	-	-	-	59,518	11,855	1,944,626
Non-compete agreement		54,892	737	(2,740)	-	-	5,629	58,518
Outgrowers relationship		517	-	-	-	-	-	517
Patents		4,129	-	-	-	562	112	4,803
Customer relationship		1,217,742	-	-	-	111,655	122,904	1,452,301
Software		787,048	400	(1,936)	106,140	3,554	7,488	902,694
Intangible in progress		35,479	106,565	-	(105,366)	(301)	13	36,390
		7,363,998	107,702	(4,676)	774	225,321	301,152	7,994,271

Amortization
Non-compete agreement	43.49%	(47,841)	(3,241)	2,740	-	-	(5,629)	(53,971)
Outgrowers relationship	16.45%	(419)	(36)	-	-	-	-	(455)
Patents	8.49%	(3,195)	(183)	-	-	(239)	(77)	(3,694)
Customer relationship	7.70%	(635,655)	(54,732)	-	-	(60,310)	(76,252)	(826,949)
Software	37.42%	(536,450)	(88,721)	1,812	-	1,012	(6,186)	(628,533)
		(1,223,560)	(146,913)	4,552	-	(59,537)	(88,144)	(1,513,602)
		6,140,438	(39,211)	(124)	774	165,784	213,008	6,480,669
(1)	Weighted average annual remaining rate.

65

Interim Financial Information, Individual and Consolidated | June 30, 2024

15.	Loans and borrowings
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	06.30.24
Local currency
Working capital	Fixed / CDI	10.43% (12.29% on 12.31.23)	0.38	773,840	-	(279,085)	(38,544)	34,175	-	490,386
Export credit facility	CDI	11.99% (13.26% on 12.31.23)	3.17	1,583,596	-	-	(94,595)	94,436	-	1,583,437
Debentures	CDI / IPCA	12.15% (10.94% on 12.31.23)	6.84	6,634,434	1,937,680	-	(216,314)	150,165	-	8,505,965

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.23)	-	6,604	43,811	(42,251)	(313)	289	-	8,140

				8,998,474	1,981,491	(321,336)	(349,766)	279,065	-	10,587,928

Foreign currency
Bonds	Fixed / FX USD	5.34% (5.34% on 12.31.23)	16.56	6,105,757	-	-	(197,802)	205,636	917,065	7,030,656
Export credit facility	Fixed / SOFR /FX USD	4.65% (5.49% on 12.31.23)	3.88	2,436,651	-	(738,915)	(96,377)	66,818	319,943	1,988,120
Advances for foreign exchange rate contracts	Fixed / FX USD	0% (7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
				8,700,828	-	(891,815)	(305,151)	269,988	1,244,926	9,018,776
				17,699,302	1,981,491	(1,213,151)	(654,917)	549,053	1,244,926	19,606,704

Current				2,237,214						1,951,420
Non-current				15,462,088						17,655,284
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

66

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	06.30.24
Local currency
Working capital	Fixed / CDI	10.42% (12.28% on 12.31.23)	0.38	777,528	-	(281,136)	(38,544)	34,176	-	492,024
Export credit facility	CDI	11.99% (13.26% on 12.31.23)	3.17	1,583,597	-	-	(94,595)	94,435	-	1,583,437
Debentures	CDI / IPCA	10.52% (10.94% on 12.31.23)	5.92	6,634,434	1,937,680	-	(216,314)	150,165	-	8,505,965

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.23)	-	6,604	43,811	(42,251)	(313)	289	-	8,140
				9,002,163	1,981,491	(323,387)	(349,766)	279,065	-	10,589,566

Foreign currency
Bonds	Fixed / FX USD	5.15% (5.15% on 12.31.23)	13.81	7,559,562	-	-	(230,270)	241,009	1,132,517	8,702,818
Export credit facility	Fixed /SOFR / FX USD	4.65% (5.49% on 12.31.23)	3.88	2,436,651	-	(738,915)	(96,377)	66,818	319,942	1,988,119
Advances for foreign exchange rate contracts	Fixed / FX USD	0% (7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	11.80% (13.13% on 12.31.23)	1.51	938,752	150,900	(157,934)	(74,398)	65,835	113,926	1,037,081

				11,093,385	150,900	(1,049,749)	(412,017)	371,196	1,574,303	11,728,018
				20,095,548	2,132,391	(1,373,136)	(761,783)	650,261	1,574,303	22,317,584

Current				2,451,838						2,159,327
Non-current				17,643,710						20,158,257
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

The maturity schedule of the loans and borrowings is presented on note 23.1.

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Interim Financial Information, Individual and Consolidated | June 30, 2024

On June 30, 2024 and on December 31, 2023 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, the Company renewed on October 26, 2022 from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of two years. The referenced credit facility can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of June 30, 2024, the credit facility was available, but unused.

15.2.	Issuance of debentures

On June 27, 2024, the Company settled its fifth issuance of simple, non-convertible into shares, unsecured debentures, in three series as shown in the table below, for private placement, in the total amount of R$ 2,000,000.

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 332nd issuance of agribusiness receivables certificates, in three series, backed by agribusiness credit rights arising from the debentures, for public distribution.

Parent company and Consolidated
06.30.24
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value

Debenture - 5th Issue	1st Series	06.27.24	06.14.29	CDI +0.8% p.a.	140,000	135,707
Debenture - 5th Issue	2nd Series	06.27.24	06.13.31	12.9% p.a.	925,000	894,874
Debenture - 5th Issue	3rd Series	06.27.24	06.14.34	IPCA +7.2% p.a.	935,000	908,714
					2,000,000	1,939,295

The issuances costs of R$62,320 are recognized on the statement of income over the term of the debt according to the effective interest rate method.

15.3.	Guarantees
	Parent company		Consolidated
	06.30.24	12.31.23	06.30.24	12.31.23
Total loans and borrowings	19,606,704	17,699,302	22,317,584	20,095,548
Mortgage guarantees
Related to tax incentives	8,140	6,604	8,140	6,604

On June 30, 2024, the amount of bank guarantees contracted by the Company was of R$187,764 (R$207,006 as of December 31, 2023) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.64% p.a. (1.64% p.a. as of December 31, 2023).

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Interim Financial Information, Individual and Consolidated | June 30, 2024

16.	Trade accounts payable
	Parent company		Consolidated
	06.30.24	12.31.23	06.30.24	12.31.23
Trade accounts payable
Domestic market
Third parties	10,188,771	10,367,364	10,381,397	10,575,915
Related parties	475,118	229,650	141,687	21,482

Foreign market
Third parties	1,097,031	1,048,472	2,529,777	2,157,491
Related parties	3,044,165	2,527,384	15,113	3,663
	14,805,085	14,172,870	13,067,974	12,758,551

(-) Adjustment to present value	(155,939)	(160,460)	(162,921)	(166,123)
	14,649,146	14,012,410	12,905,053	12,592,428

Current	14,647,192	14,011,988	12,903,099	12,592,006
Non-current	1,954	422	1,954	422

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better commercial conditions, among others, without modification to the commercial essence of the transaction.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance are R$4,117,000 in the Parent Company and R$4,347,055 in the Consolidated on June 30, 2024 (R$4,760,488 in the Parent Company and R$4,941,716 in the Consolidated on December 31, 2023).

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

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Interim Financial Information, Individual and Consolidated | June 30, 2024

17.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (note 13).

	Parent company
	Average rate (1)	12.31.23	Additions	Disposals	06.30.24
Cost
Land		43,554	126	(4,063)	39,617
Buildings, facilities and improvements		4,006,200	420,904	(112,970)	4,314,134
Machinery and equipment		253,408	15,520	(113,542)	155,386
Vehicles		188,004	84,430	(7,668)	264,766
		4,491,166	520,980	(238,243)	4,773,903

Depreciation
Land	3.10%	(18,978)	(2,193)	3,632	(17,539)
Buildings, facilities and improvements	13.04%	(1,478,573)	(288,566)	97,358	(1,669,781)
Machinery and equipment	19.96%	(52,475)	(20,215)	26,993	(45,697)
Vehicles	17.31%	(78,558)	(49,177)	7,078	(120,657)
		(1,628,584)	(360,151)	135,061	(1,853,674)
		2,862,582	160,829	(103,182)	2,920,229
(1)	Weighted average annual rate.

	Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Exchange rate variation	06.30.24
Cost
Land		130,072	126	(4,194)	6,591	12,956	145,551
Buildings, facilities and improvements		4,345,335	452,824	(270,493)	(6,609)	35,769	4,556,826
Machinery and equipment		298,548	28,797	(126,235)	(898)	48	200,260
Vehicles		422,558	269,737	(153,799)	10,538	46,274	595,308
		5,196,513	751,484	(554,721)	9,622	95,047	5,497,945

Depreciation
Land	6.98%	(41,450)	(4,619)	3,763	(62)	(3,552)	(45,920)
Buildings, facilities and improvements	14.06%	(1,736,196)	(319,590)	249,753	(3,388)	(25,680)	(1,835,101)
Machinery and equipment	19.99%	(81,950)	(25,102)	39,687	(3,368)	(456)	(71,189)
Vehicles	43.78%	(226,910)	(107,723)	70,011	736	(21,282)	(285,168)
		(2,086,506)	(457,034)	363,214	(6,082)	(50,970)	(2,237,378)
		3,110,007	294,450	(191,507)	3,540	44,077	3,260,567
(1)	Weighted average annual rate.
17.2.	Lease liabilities
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	06.30.24
Land	-	-	30,249	126	(1,960)	(1,879)	1,879	(911)	27,504
Buildings, facilities and improvements (2)	-	-	3,093,021	420,904	(258,639)	(69,703)	154,508	(36,113)	3,303,978
Machinery and equipment	-	-	214,509	15,520	(17,391)	(11,831)	11,831	(92,857)	119,781
Vehicles	-	-	122,354	84,430	(47,206)	(7,558)	7,558	(6,810)	152,768

	10.0%	6.4	3,460,133	520,980	(325,196)	(90,971)	175,776	(136,691)	3,604,031

Current			835,154						887,611
Non-current			2,624,979						2,716,420
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,223,464 in the Parent Company and in the Consolidated (R$1,984,044 in the Parent Company and in the Consolidated on December 31, 2023) referring to the right of use identified on integrated producers contracts.

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Interim Financial Information, Individual and Consolidated | June 30, 2024

		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	06.30.24
Land	-	-	106,695	126	(3,168)	(4,644)	4,644	(911)	11,135	113,877
Buildings, facilities and improvements (2)	-	-	3,174,862	452,824	(291,063)	(73,011)	157,816	(41,522)	10,890	3,390,796
Machinery and equipment	-	-	225,272	28,797	(19,680)	(12,961)	12,961	(92,901)	(23)	141,465
Vehicles	-	-	215,018	269,737	(104,106)	(13,535)	13,535	(91,613)	25,147	314,183
	9.8%	6.3	3,721,847	751,484	(418,017)	(104,151)	188,956	(226,947)	47,149	3,960,321

Current			944,326							1,047,317
Non-current			2,777,521							2,913,004
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,223,464 in the Parent Company and in the Consolidated (R$1,984,044 in the Parent Company and in the Consolidated on December 31, 2023) referring to the right of use identified on integrated producers contracts.
17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	06.30.24	06.30.24
Current	887,611	1,047,317
Non-current	2,716,420	2,913,004
2025	323,859	366,394
2026	568,907	608,838
2027	488,421	517,820
2028	334,114	358,608
2029 onwards	1,001,119	1,061,344
	3,604,031	3,960,321
17.4.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including low-value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	2024		2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Variable payments not included in the lease liabilities	935	1,763	10,128	19,310
Expenses related to short-term leases	2,844	9,354	4,306	23,511
Expenses related to low-value assets	1,555	4,652	1,571	4,777
	5,334	15,769	16,005	47,598
18.	Share-based payment

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2023 (note 18).

The breakdown of the outstanding shares granted is set forth as follows:

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Interim Financial Information, Individual and Consolidated | June 30, 2024

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

07/01/21	07/01/24 (2)	2,883,737	139,644	28.58
07/01/22	07/01/25	4,703,472	1,500,898	14.11
06/01/23	06/01/26	4,758,877	3,113,413	7.38
07/01/23	07/01/26	2,108,504	1,930,951	8.98
04/01/24	04/01/27	2,323,377	2,323,377	16.35
		16,777,967	9,008,283
(1)	Amounts expressed in Brazilian Reais.
(2)	The shares were delivered on July 01, 2024.

The rollforward of the granted options and shares for the year ended on June 30, 2024, is presented as follows:

Consolidated

Outstanding stocks as of December 31, 2023	9,234,128
Exercised / Delivered	(2,558,609)
Granted
Restricted stocks - April 2024	2,323,377
Forfeiture (1) :
Restricted stocks – grant of July, 2023	(152,318)
Restricted stocks – grant of June, 2023	(88,766)
Restricted stocks – grant of July, 2022	(81,260)
Restricted stocks – grant of July, 2021	(11,990)
True up:
Performance stocks	343,721
Outstanding stocks as of June 30, 2024	9,008,283
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$185,265 (R$203,374 as of December 31, 2023) and in the amount of R$61,623 under non-current liabilities (R$19,821 of December 31, 2023). In the statement of income for the six-month period ended on June 30, 2024 the amount recognized as expense was R$67,371 in the Parent Company and R$72,718 in the Consolidated (R$12,100 in the Parent Company and R$12,919 in the Consolidated in the same period of the previous year) and for the three-month ended June 30, 2024 the amount recognized as expense was R$39,082 in the Parent Company and R$44,373 in the Consolidated (R$10,440 in the Parent Company and R$11,259 in the Consolidated in the same period of the previous year).

19.	Employees benefits

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2023 (note 19) and have not been changed during the following periods. The actuarial liabilities are presented below:

72

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Parent company		Consolidated
	Liabilities		Liabilities
	06.30.24	12.31.23	06.30.24	12.31.23
Medical assistance	68,622	65,522	69,380	66,245
F.G.T.S. Penalty (1)	73,369	70,535	73,369	70,535
Award for length of service	131,438	125,991	131,438	125,991
Other (2)	64,118	61,577	314,589	278,050
	337,547	323,625	588,776	540,821

Current	58,894	58,894	87,595	86,423
Non-current	278,653	264,731	501,181	454,398
(1)	FGTS – Government Severance Indemnity Fund for Employees.
(2)	Includes retirement bonus, life insurance and liabilities related to subsidiaries located abroad, if certain conditions are met upon termination, in accordance with the legislation of each country.
20.	Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, labor, civil, environmental, administrative and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					06.30.24
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	321,124	430,420	349,255	58,941	1,159,740
Additions	98,515	151,882	22,653	-	273,050
Reversals	(93,642)	(59,179)	(22,018)	(3,946)	(178,785)
Payments	(74,323)	(103,368)	(11,603)	-	(189,294)
Interest	20,458	38,341	12,624	-	71,423
Ending balance	272,132	458,096	350,911	54,995	1,136,134

Current					658,223
Non-current					477,911
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

73

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
					06.30.24
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	321,995	435,929	352,414	92,832	1,203,170
Additions	98,518	152,784	22,678	-	273,980
Reversals	(93,642)	(60,726)	(22,038)	(3,946)	(180,352)
Payments	(74,323)	(103,368)	(11,603)	-	(189,294)
Interest	20,504	38,461	12,799	-	71,764
Exchange rate variation	-	118	11	-	129
Ending balance	273,052	463,198	354,261	88,886	1,179,397

Current					661,690
Non-current					517,707
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On June 30, 2024, the total amount of contingencies classified as possible was R$19,255,803 (R$18,627,512 on December 31, 2023) and have the same characteristics of those disclosed on December 31, 2023 financial statements and on June 30, 2024. Of these, R$16,711,874 (R$16,082,532 as of December 31, 2023) are of a tax nature, R$319,143 and (R$304,133 as of December 31, 2023) labor nature and R$2,224,786 (R$2,240,847 as of December 31, 2023) civil and other nature, and, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$88,886 (R$92,832 as of December 31, 2023).

21.	Equity
21.1.	Capital Stock

On June 30, 2024, the subscribed and paid capital of the Company was R$13,653,418, which is composed of 1,682,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$304,262.

21.1.1.	Rollforward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

		Parent company
Quantity of outstanding of shares
	06.30.24	12.31.23
Beginning balance	1,678,656,067	1,078,116,849
Repurchase of shares	(22,131,900)	-
Issue of shares on 07.13.23	-	600,000,000
Delivery of restricted shares	2,023,208	539,218
Ending balance	1,658,547,375	1,678,656,067

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Interim Financial Information, Individual and Consolidated | June 30, 2024

21.2.	Capital reserves and other equity transactions

The capital reserves contemplate the balances related with results on the sale, issue and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	06.30.24	12.31.23
Capital reserves	2,763,364	2,763,364
Other equity transactions	(88,215)	(70,106)
Share-based payments	185,265	203,374
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
21.3.	Treasury shares

The rollforward in treasury shares in the period ended June 30, 2024, is presented below:

		Parent company
Quantity of outstanding of shares
	06.30.24	12.31.23
Shares at the beggining of the period	3,817,179	4,356,397
Repurchase of shares	22,131,900	-
Delivery of restricted shares	(2,023,208)	(539,218)
Shares at the end of the period (1)	23,925,871	3,817,179
(1)	Treasury shares are registered at an average cost, in units of Reais, of R$17.06 per share.

21.4.	Repurchase of shares

On December 7, 2023, the Company's Board of Directors approved the creation of a program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program I”), which was completed on April 04, 2024.

On May 7, 2024, the Company's Board of Directors approved the creation of a new program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program II”).

The share repurchase was as follows:

75

Interim Financial Information, Individual and Consolidated | June 30, 2024

	2024
	Jan - mar	Apr - jun	Jan - jun	Subsequent event	Total
Program I
Number of shares acquired	10,219,600	3,780,400	14,000,000	-	14,000,000
Average unit price (in units of reais)	13.22	16.15	14.01	-	14.01
Total value	135,095	61,042	196,137	-	196,137

Program II
Number of shares acquired	-	8,131,900	8,131,900	3,454,300	11,586,200
Average unit price (in units of reais)	-	18.71	18.71	21.96	19.68
Total value	-	152,138	152,138	75,853	227,991

Total
Number of shares acquired	10,219,600	11,912,300	22,131,900	3,454,300	25,586,200
Average unit price (in units of reais)	13.22	17.90	15.74	21.96	16.58
Total value	135,095	213,180	348,275	75,853	424,128

The Company, considering the movements presented in the table above as a subsequent event, up to the date of approval of this Interim Financial Information, now holds 27,380,171 treasury shares, recorded at the average cost, in units of reais, of R$17.68 per share.

22.	Earnings (loss) per share
	2024		2023
	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Basic numerator
Net income (loss) for the period attributable to controlling shareholders	987,752	1,492,745	(1,358,908)	(2,392,927)
Basic denominator
Common shares	1,682,473,246	1,682,473,246	1,082,473,246	1,082,473,246
Weighted average number of outstanding shares - basic	1,665,884,834	1,665,884,834	1,078,140,954	1,078,140,954
Net income (loss) per share basic - R$	0.59	0.90	(1.26)	(2.22)

Diluted numerator
Net income (loss) for the period attributable to controlling shareholders	987,752	1,492,745	(1,358,908)	(2,392,927)

Diluted denominator
Weighted average number of outstanding shares - basic	1,665,884,834	1,665,884,834	1,078,140,954	1,078,140,954
Number of potential shares	1,603,019	1,603,019	-	-
Weighted average number of outstanding shares - diluted	1,667,487,853	1,667,487,853	1,078,140,954	1,078,140,954
Net income (loss) per share diluted - R$	0.59	0.90	(1.26)	(2.22)
23.	Financial instruments and risk management
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 7, 2023, valid until the end of 2024 and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;

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Interim Financial Information, Individual and Consolidated | June 30, 2024

»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On June 30, 2024, the non-current consolidated gross debt, as presented below, represented 89.14% (87.65% as of December 31, 2023) of the total gross debt, which has an average term higher than eight years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	06.30.24			12.31.23
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(913,769)	(10,814,249)	(11,728,018)	(11,093,385)
Local currency loans and borrowings	(1,245,558)	(9,344,008)	(10,589,566)	(9,002,163)
Derivative financial instruments, net	(239,538)	477,952	238,414	502,293
Gross debt	(2,398,865)	(19,680,305)	(22,079,170)	(19,593,255)

Cash and cash equivalents	11,457,858	-	11,457,858	9,264,664
Marketable securities	479,224	1,119,189	1,598,413	767,873
Restricted cash	14,536	76,109	90,645	86,209
	11,951,618	1,195,298	13,146,916	10,118,746
Net debt	9,552,753	(18,485,007)	(8,932,254)	(9,474,509)

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

77

Interim Financial Information, Individual and Consolidated | June 30, 2024

		Parent company		Consolidated
	Note	06.30.24	12.31.23	06.30.24	12.31.23
Assets
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	103,952	-	103,952	-
Foreign exchange risk on operating income	23.2.1 ii)	5,854	103,558	5,854	103,558
Commodities price risk	23.2.2	24,796	5,510	24,796	5,510
Interest rate risk	23.2.3	408,175	529,830	408,175	529,830
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	5,470	154	5,470	154
		548,247	639,052	548,247	639,052

Current assets		35,524	109,222	35,524	109,222
Non-current assets		512,723	529,830	512,723	529,830

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	-	(52,149)	-	(52,149)
Foreign exchange risk on operating income	23.2.1 ii)	(242,450)	(7,600)	(242,450)	(7,600)
Commodities price risk	23.2.2	(23,927)	(14,363)	(23,927)	(14,363)
Interest rate risk	23.2.3	(34,880)	-	(34,880)	-
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(6,689)	(59,819)	(8,576)	(62,647)
		(307,946)	(133,931)	(309,833)	(136,759)

Current liabilities		(273,175)	(74,112)	(275,062)	(76,940)
Non-current liabilities		(34,771)	(59,819)	(34,771)	(59,819)

Position of derivative financial instruments - net		240,301	505,121	238,414	502,293

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	06.30.24
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	19,606,704	30,578,492	2,901,144	1,226,059	1,924,081	4,107,550	1,833,692	18,585,966
Principal		19,685,302	1,612,771	629,649	802,295	3,052,660	1,010,977	12,576,950
Interest		10,893,190	1,288,373	596,410	1,121,786	1,054,890	822,715	6,009,016
Trade accounts payable	14,649,146	14,805,085	14,802,875	614	1,596	-	-	-
Lease liabilities	3,604,031	4,603,960	948,412	369,747	694,009	636,638	465,337	1,489,817
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	34,880	34,881	109	95	344	528	666	33,139
Foreign exchange risk	242,450	242,450	242,450	-	-	-		-
Commodities price risk	23,927	23,927	23,927	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	6,689	6,689	-	-	-	-	-	-

78

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
	06.30.24
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	22,317,584	33,607,683	3,256,095	1,294,071	4,525,868	4,111,991	1,833,692	18,585,966
Principal		22,390,317	1,807,621	633,164	3,305,430	3,056,175	1,010,977	12,576,950
Interest		11,217,366	1,448,474	660,907	1,220,438	1,055,816	822,715	6,009,016
Trade accounts payable	12,905,053	13,067,974	13,065,764	614	1,596	-	-	-
Lease liabilities	3,960,321	5,033,937	1,119,058	418,309	742,720	674,958	499,451	1,579,441
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	34,880	34,881	109	95	344	528	666	33,139
Foreign exchange risk	242,450	242,450	242,450	-	-	-	-	-
Commodities price risk	23,927	23,927	23,927	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	8,576	8,576	8,576	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2.	Market risk management
23.2.1.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	06.30.24	12.31.23
Cash and cash equivalents	3,040,157	2,970,268
Trade accounts receivable	5,371,157	4,788,635
Trade accounts payable	(1,268,674)	(1,195,133)
Loans and borrowings	(9,028,445)	(8,715,484)
Other assets and liabilities, net	253,873	(30,310)
Exposure of assets and liabilities in foreign currencies	(1,631,932)	(2,182,024)
Derivative financial instruments (hedge)	967,249	2,033,346
Exposure in result, net	(664,683)	(148,678)

The net exposure in Reais is mainly composed of the following currencies:

79

Interim Financial Information, Individual and Consolidated | June 30, 2024

Net Exposure (1)	06.30.24	12.31.23
U.S. Dollars (USD)	(1,118,458)	(513,164)
Euros (EUR)	(73,565)	(25,050)
Yen (JPY)	329	(1,241)
Angolan kwanza (AOA)	213,112	97,368
Turkish Liras (TRY)	240,976	76,439
Argentinian Peso (ARS)	(2,635)	(3,146)
Chilean Pesos (CLP)	75,558	220,116
Total	(664,683)	(148,678)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses in the Consolidate an income of foreign exchange of derivatives of R$203,921 for the six-month period ended on June 30, 2024 (expense of R$361,512 in the same period of the previous year), and for the three-month period ended June 30, 2024, an income of R$130,736 (expense of R$252,708 in the same period of the previous year). The exchange rate variation of assets and liabilities in the Consolidate was R$48,165 for the six-month period ended on June 30, 2024 (income of R$283,659 in the same period of the previous year) and for the three-month period ended June 30, 2024 was R$127,376 (income of R$140,465 in the same period of the previous year).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on June 30, 2024 and are set forth below:

06.30.24
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	USD	CLP	3rd Qtr. 2024	CLP	15,000	912.2000	2,655
Non-deliverable forward	USD	CLP	4th Qtr. 2024	CLP	10,000	893.6000	2,815
Futures	BRL / USD	USD / BRL	3rd Qtr. 2024	USD	(587,500)	5.5589	(32,448)
Futures	BRL / USD	USD / BRL	3rd Qtr. 2024	USD	501,500	5.5589	25,759
							(1,219)

Subsidiaries
Non-deliverable forward	EUR	TRY	3rd Qtr. 2024	EUR	2,500	38.7800	(1,887)
							(1,887)

Total Consolidated							(3,106)

06.30.24
Cash flow hedge - Derivative instruments	Hedged object	Maturity	Asset	Liability	Notional		Instrument	Fair value (2)
Parent company and consolidated
FX and interest rate swap	USD debt	3rd Qtr. 2026	FX + 4.35% p.a.	86.52% CDI	USD	145,000	50,577	(1,815)
FX and interest rate swap	USD debt	3rd Qtr. 2026	FX + 4.35% p.a.	CDI - 0.51%	USD	115,000	53,375	(2,857)

						260,000	103,952	(4,672)

(2)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items.

80

Interim Financial Information, Individual and Consolidated | June 30, 2024

06.30.24
Cash flow hedge - Derivative instruments	Hedged object	Maturity	Asset	Liability	Notional		Instrument	Fair value (2)
Parent company and consolidated
FX and interest rate swap	USD debt	3rd Qtr. 2026	FX + 4.35% p.a.	86.52% CDI	USD	145,000	50,577	(1,815)
FX and interest rate swap	USD debt	3rd Qtr. 2026	FX + 4.35% p.a.	CDI - 0.51%	USD	115,000	53,375	(2,857)

						260,000	103,952	(4,672)

(2)            Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized in the Consolidate Net Revenue an income of R$6,618 for the six-month period ended on June 30, 2024 (R$155,901 in the same period of the previous year) and for the three-month period ended June 30, 2024, an expense of R$ 40,819 (R$100,695 in the same period of the previous year).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on June 30, 2024 are set forth below:

06.30.24
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2024	USD	135,500	5.3257	(38,973)
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2024	USD	137,000	5.3081	(47,374)
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2025	USD	84,500	5.3581	(29,461)
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2025	USD	47,500	5.4656	(13,677)
Collar	USD Exports	BRL	USD	3rd Qtr. 2024	USD	417,500	5.2859	(102,929)
Collar	USD Exports	BRL	USD	4th Qtr. 2024	USD	32,500	5.5018	(4,182)
						854,500		(236,596)
(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized expense of R$180,118, net of income tax, under Other comprehensive income for the six-month period ended on June 30, 2024 (income of R$152,809 in the same period of the previous year) and for the three-month period ended June 30, 2024, an expense of R$141,238 (income of R$99,867 in the same period of the previous year).

81

Interim Financial Information, Individual and Consolidated | June 30, 2024

The non-derivative financial instruments designated as net investment hedge instruments on June 30, 2024 are set forth below:

06.30.24
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(114,097)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(159,743)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(108,539)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2050	USD (3)	170,721	5.1629	(89,371)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	(8,171)
					380,303		(479,921)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.
23.2.2.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy the Company recognized in the Consolidate Cost of goods sold an expense of R$133,128 for the six-month period ended on June 30, 2024 (income of R$19,307 in the same period of the previous year) and for the three-year ended June 30, 2024, an expense of R$12,385 (income of R$4,894 in the same period of the previous year).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on June 30, 2024, are set forth below:

06.30.24
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2024	60,000	ton	166.04	(129)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2025	60,000	ton	171.94	(254)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2025	40,001	ton	175.88	(210)
Collar - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2024	95,002	ton	181.59	4,108
Collar - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2025	20,003	ton	177.85	1,170
Collar - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2024	228,150	ton	1,017.60	(902)
Collar - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2024	132,300	ton	1,097.79	(1,853)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2024	7,000	ton	1,038.04	(2,598)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2024	2,000	ton	975.32	(107)
				644,456			(775)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on June 30, 2024, are set forth below:

82

Interim Financial Information, Individual and Consolidated | June 30, 2024

06.30.24
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4rd Qtr. 2024	3,201	ton	445.79	607
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2025	17,803	ton	428.31	1,491
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2025	9,001	ton	185.42	690
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2025	8,217	ton	191.15	596
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2025	6,615	ton	1,134.93	64
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd. Qtr. 2025	42,120	ton	1,099.94	218
				86,957			3,666
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The Company assessed that part of its cost, future physical purchases of commodities in dollars, also generates foreign exchange exposure and therefore contracted the following derivatives and designated them as fair value hedges:

06.30.24
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2024	USD	178	5.2386	(76)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2025	USD	8,893	5.4952	(1,946)
						9,071		(2,022)

The outstanding and settled derivative instruments of commodity risk hedging strategies represent effects on the balance sheet of: i) the Inventories item in the Consolidated in the credit amount of R$23,416 on June 30, 2024 (R$95,986 debit on December 31, 2023); ii) the other comprehensive income item in the debit amount of R$31,127 on June 30, 2024 (R$322 credit on December 31, 2023).

23.2.3.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy the Company recognize in the Consolidated Financial Income and Expenses an expense of R$197,723 for the six-month period ended on June 30, 2024 (income of R$262,919 in the same period of the previous year). And for the three-month period ended June an expense of R$92,348 (income of R$249,410 in the same period of the previous year).

The derivative financial instruments used to hedge the exposure to interest rates as of June 30, 2024 are presented in the table below:

83

Interim Financial Information, Individual and Consolidated | June 30, 2024

06.30.24
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	30,836	1,815
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	100% of CDI	200,000	BRL	25,006	3,174
Interest rate swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	67,128	(32,044)
Interest rate swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	73,073	(126,789)
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% a.a.	1,000,000	BRL	117,884	(39,138)
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% of CDI	990,000	BRL	94,248	41,831
Interest rate swap	Debênture 5ª issue IPCA + 7.23%	2nd Qtr. 2034	IPCA + 7.23% p.a.	CDI + 0.98% p.a.	935,000	BRL	(18,703)	2,522
Interest rate swap	Debênture 5ª issue PRÉ + 12.92%	2nd Qtr. 2031	PRÉ 12.92% p.a.	CDI + 0.89% p.a.	925,000	BRL	(16,177)	(1,815)
					5,245,000		373,295	(150,444)
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
23.3.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

84

Interim Financial Information, Individual and Consolidated | June 30, 2024

23.5.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the probable scenario of commodities, Management uses as a reference the future value of assets on June 30, 2024 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, Management uses the Focus report for the American Dollar as a reference inserting the quotes for the current and subsequent years. The likely scenario for other currencies is determined based on the US Dollar parity.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of June 30, 2024, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

85

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	3.6365	4.4158	5.1950	5.9743	6.7535

Monetary assets and liabilities	769,347	457,490	145,633	(166,224)	(478,080)
Derivative instruments - not designated	(382,558)	(227,487)	(72,416)	82,655	237,725
Net effect	386,789	230,003	73,217	(83,569)	(240,355)

EUR	3.9229	4.7635	5.6041	6.4448	7.2854

Monetary assets and liabilities	30,181	17,694	5,207	(7,279)	(19,766)
Derivative instruments - not designated	(5,080)	(2,978)	(876)	1,225	3,327
Net effect	25,101	14,716	4,331	(6,054)	(16,439)

JPY	0.0226	0.0274	0.0323	0.0371	0.0420

Monetary assets and liabilities	(114)	(68)	(22)	24	71
Net effect	(114)	(68)	(22)	24	71

TRY	0.1114	0.1352	0.1591	0.1830	0.2068

Monetary assets and liabilities	(87,843)	(51,839)	(15,835)	20,169	56,173
Derivative instruments - not designated	5,111	3,016	921	(1,173)	(3,268)
Net effect	(82,732)	(48,823)	(14,914)	18,996	52,905

AOA	0.0039	0.0047	0.0055	0.0064	0.0072

Monetary assets and liabilities	(86,270)	(59,089)	(31,909)	(4,729)	22,452
Net effect	(86,270)	(59,089)	(31,909)	(4,729)	22,452

ARS	0.0040	0.0049	0.0057	0.0066	0.0075

Monetary assets and liabilities	900	528	156	(215)	(587)
Net effect	900	528	156	(215)	(587)

CLP	0.0039	0.0047	0.0056	0.0064	0.0072

Monetary assets and liabilities	(73,024)	(42,701)	(12,379)	17,944	48,267
Derivative Instruments - Not designated	47,305	27,662	8,019	(11,624)	(31,267)
Net effect	(25,719)	(15,039)	(4,360)	6,320	17,000

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.6365	4.4158	5.1950	5.9743	6.7535

Revenue in USD	(1,642,691)	(976,822)	(310,953)	354,917	1,020,786
NDF	777,611	462,404	147,198	(168,009)	(483,216)
Collar	778,610	427,948	99,645	(182,029)	(532,691)
Net effect	(86,470)	(86,470)	(64,110)	4,879	4,879

86

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.6365	4.4158	5.1950	5.9743	6.7535

Cost of Sales	(17,439)	(10,370)	(3,301)	3,768	10,837
NDF	17,439	10,370	3,301	(3,768)	(10,837)
Net effect	-	-	-	-	-

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating results - Commodities	- 30%	- 15%		+ 15%	+ 30%
Soy Grain - CBOT	289	351	412	474	536

Cost of Sales	(2,599)	(1,299)		1,299	2,599
NDF	2,599	1,299		(1,299)	(2,599)
Net effect	-	-	-	-	-

Soybean oil - CBOT	679	824	970	1,115	1,261

Cost of sales	2,618	1,309	-	(1,309)	(2,618)
NDF	(2,618)	(1,309)	-	1,309	2,618
Net effect	-	-	-	-	-

Corn - CBOT	118	144	169	194	220

Cost of sales	13,063	6,532	-	(6,532)	(13,063)
Collar	(5,677)	(2,803)	-	1,015	3,434
NDF	(7,300)	(3,650)	-	3,650	7,300
Net effect	86	79	-	(1,867)	(2,329)

Corn - B3	719	873	1,028	1,182	1,336

Cost of sales	96,089	48,045	-	(48,045)	(96,089)
Collar	(85,255)	(30,243)	-	10,167	63,941
Future	16,111	8,056	-	(8,056)	(16,111)
Net effect	26,945	25,858	-	(45,934)	(48,259)

87

Interim Financial Information, Individual and Consolidated | June 30, 2024

23.6.	Financial instruments by category
	Parent company
	06.30.24
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	88,266	-	-	88,266
Cash equivalents	-	-	6,310,406	6,310,406
Marketable securities	-	830,623	451,305	1,281,928
Restricted cash	32,502	-	-	32,502
Trade accounts receivable	5,854,726	-	344,821	6,199,547
Notes receivables	29,782	-	-	29,782
Derivatives not designated	-	-	5,470	5,470
Derivatives designated as hedge accounting (1)	-	-	542,777	542,777

Liabilities
Trade accounts payable	(14,649,146)	-	-	(14,649,146)
Loans and borrowings (2)	(13,617,668)	-	(5,989,036)	(19,606,704)
Derivatives not designated	-	-	(6,689)	(6,689)
Derivatives designated as hedge accounting (1)	-	-	(301,257)	(301,257)
	(22,261,538)	830,623	1,357,797	(20,073,118)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

	Consolidated
	06.30.24
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,284,267	-	-	1,284,267
Cash equivalents	-	-	10,173,591	10,173,591
Marketable securities	256,989	844,520	496,904	1,598,413
Restricted cash	90,645	-	-	90,645
Trade accounts receivable	5,240,148	-	344,821	5,584,969
Notes receivables	29,782	-	-	29,782
Derivatives not designated	-	-	5,470	5,470
Derivatives designated as hedge accounting (1)	-	-	542,777	542,777

Liabilities
Trade accounts payable	(12,905,053)	-	-	(12,905,053)
Loans and borrowings (2)	(16,328,548)	-	(5,989,036)	(22,317,584)
Derivatives not designated	-	-	(8,576)	(8,576)
Derivatives designated as hedge accounting (1)	-	-	(301,257)	(301,257)
	(22,331,770)	844,520	5,264,694	(16,222,556)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

88

Interim Financial Information, Individual and Consolidated | June 30, 2024

23.7.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds.
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates.
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For the six-month period ended on June 30, 2024, there were no changes among the 3 levels of hierarchy.

	Parent company
	06.30.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Treasury national notes	830,623	-	830,623	-	-	-
Fair value through profit and loss
Savings account and overnight	-	-	-	11,359	-	11,359
Term deposits	-	-	-	-	-	-
Bank deposit certificates	-	6,307,016	6,307,016	-	4,438,970	4,438,970
Financial treasury bills	433,625	-	433,625	412,107	-	412,107
Investment funds	21,070	-	21,070	21,166	-	21,166
Trade accounts receivable	-	344,821	344,821	-	337,898	337,898
Derivatives	-	548,247	548,247	-	639,052	639,052
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(307,946)	(307,946)	-	(133,931)	(133,931)
Loans and borrowings	-	(5,989,036)	(5,989,036)	-	(5,021,342)	(5,021,342)
	1,285,318	903,102	2,188,420	444,632	260,647	705,279

89

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
	06.30.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
National treasury notes	830,623	-	830,623	-	-	-
Stocks	13,897	-	13,897	12,103	-	12,103
Fair value through profit and loss
Savings account and overnight	-	-	-	17,570	-	17,570
Term deposits	3,656,019	-	3,656,019	2,758,300	-	2,758,300
Bank deposit certificates	-	6,514,182	6,514,182	-	4,876,861	4,876,861
Financial treasury bills	433,625	-	433,625	412,107	-	412,107
Investment funds	21,070	-	21,070	21,186	-	21,186
Trade accounts receivable	-	344,821	344,821	-	337,898	337,898
Derivatives	-	548,247	548,247	-	639,052	639,052
Other titles	45,599	-	45,599	35,751	-	35,751
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(309,833)	(309,833)	-	(136,759)	(136,759)
Loans and borrowings	-	(5,989,036)	(5,989,036)	-	(5,021,342)	(5,021,342)
	5,000,833	1,108,381	6,109,214	3,257,017	695,710	3,952,727

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

		Parent company and Consolidated
			06.30.24		12.31.23
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 7/8	USD	2030	(3,329,871)	(2,998,902)	(2,896,104)	(2,506,390)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,700,785)	(2,955,014)	(3,209,653)	(2,398,081)
Debenture - 1st issue	BRL	2026	(826,148)	(770,089)	(830,144)	(853,640)
Debenture - 2nd issue	BRL	1st serie 2027 and 2nd series 2030	(2,730,990)	(2,991,200)	(2,681,294)	(3,048,882)
Debenture - 3rd issue	BRL	2031	(1,161,049)	(1,161,049)	(1,214,044)	(1,214,044)
Debenture - 4rd issue	BRL	1st serie 2027 and 2nd series 2032	(1,848,483)	(2,042,687)	(1,908,952)	(2,032,361)
Debenture - 5rd issue	BRL	1st serie 2029, 2nd series 2031 and 3rd series 2034	(1,939,295)	(1,948,050)	-	-
Parent company			(15,536,621)	(14,866,991)	(12,740,191)	(12,053,398)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,672,162)	(1,592,141)	(1,453,805)	(1,360,530)
Consolidated			(17,208,783)	(16,459,132)	(14,193,996)	(13,413,928)

90

Interim Financial Information, Individual and Consolidated | June 30, 2024

24.	Segment information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts.
»	Semi-processed: production and sale of cooked, smoked, marinated and/or seasoned in natura foods.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

91

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
	2024		2023
Net sales	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Brazil
In-natura	1,703,823	3,288,988	1,529,057	3,043,477
Semi-processed (1)	485,814	929,999	446,542	871,501
Processed	4,621,547	8,745,645	4,455,883	8,805,617
Other sales	60,372	69,314	63,124	192,283
	6,871,556	13,033,946	6,494,606	12,912,878

International
In-natura	6,225,465	11,761,282	4,240,961	9,463,139
Semi-processed (1)	171,624	295,153	86,372	168,624
Processed	886,951	1,673,909	732,443	1,524,600
Other sales	46,452	85,244	41,818	74,669
	7,330,492	13,815,588	5,101,594	11,231,032

Other segments	727,544	1,457,567	608,771	1,239,030
	14,929,592	28,307,101	12,204,971	25,382,940
(1)	The Company, during the first quarter of 2024, included a new type of products called “semi-processed”, thus, the 2023 numbers were restated.

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

						Consolidated
	Gross profit				Income (loss) before financial results and income taxes
		2024		2023		2024		2023
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Brazil	1,881,943	3,469,017	1,272,770	2,419,193	655,963	1,170,659	242,909	379,097
Margin (%)	27.4%	26.6%	19.6%	18.7%	9.5%	9.0%	3.7%	2.9%
International	1,990,169	3,453,442	61,075	412,409	1,126,624	1,798,137	(722,089)	(1,217,543)
Margin (%)	27.1%	25.0%	1.2%	3.7%	15.4%	13.0%	-14.2%	-10.8%
Other segments	164,669	338,609	151,891	327,347	61,288	115,511	81,090	181,656
Margin (%)	22.6%	23.2%	25.0%	26.4%	8.4%	7.9%	13.3%	14.7%
Subtotal	4,036,781	7,261,068	1,485,736	3,158,949	1,843,875	3,084,307	(398,090)	(656,790)
Corporate	(106,814)	(106,814)	-	-	(140,586)	(128,723)	36,807	116,146
Total	3,929,967	7,154,254	1,485,736	3,158,949	1,703,289	2,955,584	(361,283)	(540,644)
Margin (%)	26.3%	25.3%	12.2%	12.4%	11.4%	10.4%	-3.0%	-2.1%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

	Consolidated
	2024		2023
Corporate	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Results with sale and disposal of fixed assets	(8,581)	9,073	42,643	123,850
Reversal/(provision) for tax and civil contingencies	(16,921)	(18,775)	(559)	4,424
Expenses with demobilization	(1,397)	(6,764)	398	1,357
Weather events	(113,083)	(113,083)	-	-
Other	(604)	826	(5,675)	(13,485)
	(140,586)	(128,723)	36,807	116,146

92

Interim Financial Information, Individual and Consolidated | June 30, 2024

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the three-month period ended on June 30, 2024, and 2023.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	06.30.24	12.31.23	06.30.24	12.31.23	06.30.24	12.31.23
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,984,476	1,783,873	487,277	415,904	2,471,753	2,199,777
Other segments	458,448	455,567	474,871	474,871	933,319	930,438
	3,594,422	3,390,938	1,944,626	1,873,253	5,539,048	5,264,191

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

25.	Net sales
	Parent company				Consolidated
	2024		2023		2024		2023
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Gross sales
Brazil	8,367,020	15,932,015	7,900,921	15,624,277	8,367,020	15,932,015	7,900,921	15,624,277
International	4,537,429	8,763,202	4,461,311	9,651,842	7,698,900	14,499,758	5,379,963	11,866,047
Other segments	504,233	1,057,067	408,222	875,332	875,774	1,742,287	751,112	1,521,131
	13,408,682	25,752,284	12,770,454	26,151,451	16,941,694	32,174,060	14,031,996	29,011,455

Sales deductions
Brazil	(1,495,463)	(2,898,068)	(1,406,314)	(2,711,399)	(1,495,464)	(2,898,069)	(1,406,315)	(2,711,399)
International	(21,114)	(40,247)	(28,759)	(50,837)	(368,408)	(684,170)	(278,369)	(635,015)
Other segments	(48,113)	(102,314)	(45,225)	(101,199)	(148,230)	(284,720)	(142,341)	(282,101)
	(1,564,690)	(3,040,629)	(1,480,298)	(2,863,435)	(2,012,102)	(3,866,959)	(1,827,025)	(3,628,515)

Net sales
Brazil	6,871,557	13,033,947	6,494,607	12,912,878	6,871,556	13,033,946	6,494,606	12,912,878
International	4,516,315	8,722,955	4,432,552	9,601,005	7,330,492	13,815,588	5,101,594	11,231,032
Other segments	456,120	954,753	362,997	774,133	727,544	1,457,567	608,771	1,239,030
	11,843,992	22,711,655	11,290,156	23,288,016	14,929,592	28,307,101	12,204,971	25,382,940

93

Interim Financial Information, Individual and Consolidated | June 30, 2024

26.	Expenses by nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company				Consolidated
	2024		2023		2024		2023
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Costs of sales
Raw materials and supplies	(6,468,021)	(12,466,783)	(6,905,449)	(14,092,225)	(7,901,238)	(15,115,098)	(7,974,418)	(16,663,627)
Salaries and employees benefits	(1,322,848)	(2,529,959)	(1,202,941)	(2,307,469)	(1,463,094)	(2,813,692)	(1,240,592)	(2,465,172)
Depreciation	(605,564)	(1,204,296)	(570,562)	(1,122,184)	(672,690)	(1,326,850)	(602,924)	(1,198,330)
Amortization	(23,447)	(51,055)	(24,488)	(52,171)	(50,918)	(104,022)	(48,016)	(102,198)
Other	(836,639)	(1,650,408)	(816,040)	(1,665,817)	(911,685)	(1,793,185)	(853,285)	(1,794,664)
	(9,256,519)	(17,902,501)	(9,519,480)	(19,239,866)	(10,999,625)	(21,152,847)	(10,719,235)	(22,223,991)

Sales expenses
Indirect and direct logistics expenses	(883,132)	(1,741,921)	(913,613)	(1,879,465)	(891,522)	(1,728,104)	(853,683)	(1,740,771)
Marketing	(180,351)	(333,695)	(136,853)	(282,291)	(218,331)	(418,896)	(169,550)	(359,461)
Salaries and employees benefits	(385,900)	(706,231)	(311,494)	(584,370)	(497,111)	(919,858)	(412,121)	(784,746)
Depreciation	(65,407)	(126,978)	(46,225)	(91,097)	(108,416)	(211,111)	(87,853)	(177,607)
Amortization	(13,475)	(29,329)	(13,558)	(29,255)	(17,888)	(37,844)	(18,354)	(39,252)
Other	(124,053)	(237,931)	(134,840)	(274,669)	(204,914)	(394,187)	(196,077)	(406,442)
	(1,652,318)	(3,176,085)	(1,556,583)	(3,141,147)	(1,938,182)	(3,710,000)	(1,737,638)	(3,508,279)

Administrative expenses
Salaries and employees benefits	(109,638)	(190,742)	(51,653)	(91,023)	(149,494)	(267,930)	(80,553)	(150,184)
Fees	(34,956)	(54,440)	(11,832)	(25,200)	(35,065)	(54,622)	(11,877)	(25,318)
Depreciation	(6,517)	(13,300)	(5,259)	(13,779)	(10,760)	(22,516)	(7,814)	(18,662)
Amortization	(564)	(2,083)	(13,711)	(22,594)	(5,562)	(11,240)	(15,562)	(28,169)
Other	(23,805)	(44,173)	(20,813)	(45,758)	(50,334)	(96,400)	(43,638)	(96,918)
	(175,480)	(304,738)	(103,268)	(198,354)	(251,215)	(452,708)	(159,444)	(319,251)

Impairment loss on trade receivables	(18,873)	(34,793)	(1,847)	(7,392)	(20,897)	(48,115)	(2,025)	(8,532)

Other operating income (expenses), net
Recovery of expenses	16,556	32,627	25,467	31,797	16,670	32,590	26,264	32,665
Civil and tax contingencies (assets or liabilities)	(24,362)	(28,767)	321	5,419	(25,785)	(30,529)	(1,030)	3,734
Gains (losses) on the disposal and write-off of non-financial assets	(1,369)	16,346	37,603	111,879	(2,480)	15,174	35,243	113,615
Other	(3,394)	(2,645)	(6,203)	(14,449)	(1,177)	937	(7,524)	(12,663)
	(12,569)	17,561	57,188	134,646	(12,772)	18,172	52,953	137,351

The Company incurred in expenses with internal research and development of new products of R$30,779 for the six-month period ended on June 30, 2024 in the Parent Company and in the Consolidated (R$22,448 in the Parent Company and in the Consolidated in the same period of the previous year) and R$15,276 for the three-month period ended June 30, 2024, (R$15,905 in the Parent Company and in the Consolidated in the same period of the previous year).

94

Interim Financial Information, Individual and Consolidated | June 30, 2024

27.	Financial income (expenses)
	Parent company				Consolidated
	2024		2023		2024		2023
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Financial income
Interest on cash and cash equivalents	74,200	141,105	46,601	109,773	170,744	307,656	98,878	193,652
Income with marketable securities	20,267	40,836	19,172	36,919	24,030	50,445	28,863	52,657
Fair value through profit and loss	20,267	40,836	19,172	36,919	20,090	40,659	19,173	36,920
Amortized cost	-	-	-	-	3,940	9,786	9,690	15,737
Interest on recoverable taxes	78,685	164,889	76,563	142,004	78,854	165,176	76,652	142,184
Interest and financial income on other assets	(1,660)	21,408	8,884	20,087	287	25,317	11,696	25,726
	171,492	368,238	151,220	308,783	273,915	548,594	216,089	414,219
Financial expenses
Interests on loans and borrowings	(424,826)	(836,920)	(543,203)	(1,023,961)	(479,329)	(941,534)	(599,352)	(1,135,971)
Interest with related parties	(101,122)	(194,889)	(115,418)	(227,469)	-	-	-	-
Interest on contingencies	(31,889)	(54,547)	(77,778)	(111,788)	(31,889)	(54,548)	(77,778)	(111,788)
Interest on leases	(88,616)	(175,775)	(66,673)	(126,379)	(95,706)	(189,151)	(71,570)	(137,027)
Interest on actuarial liabilities	(6,960)	(13,920)	(7,590)	(15,180)	(14,727)	(27,838)	(8,475)	(17,975)
Taxes on financial income	(9,186)	(18,644)	(7,140)	(15,324)	(9,781)	(20,361)	(8,586)	(17,271)
Adjustment to present value (2)	(174,051)	(373,496)	(265,855)	(530,854)	(139,723)	(322,302)	(263,883)	(527,318)
Other financial expenses	(74,794)	(174,735)	(92,421)	(183,430)	(115,594)	(238,128)	(121,895)	(240,378)
	(911,444)	(1,842,926)	(1,176,078)	(2,234,385)	(886,749)	(1,793,862)	(1,151,539)	(2,187,728)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices	(1,407,530)	(1,701,620)	890,035	1,333,518	127,376	48,165	140,465	283,659
Foreign exchange of derivatives	137,567	211,724	(293,376)	(399,476)	130,736	203,921	(252,708)	(361,512)
Interest and fair value of derivatives	3,123	(29,548)	(102,126)	(239,458)	3,100	(29,904)	(102,126)	(239,462)
Net Monetary Gains or Losses (1)	-	-	-	-	(38,456)	95,381	50,487	131,421
	(1,266,840)	(1,519,444)	494,533	694,584	222,756	317,563	(163,882)	(185,894)
	(2,006,792)	(2,994,132)	(530,325)	(1,231,018)	(390,078)	(927,705)	(1,099,332)	(1,959,403)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the six-month period ended on June 30, 2024, was 12.56% p.a. (15.99% p.a. in the same period of the previous year).

95

Interim Financial Information, Individual and Consolidated | June 30, 2024

28.	Related parties

The balances of the transactions with related parties are as follows:

								Parent company
	Accounts receivable		Trade accounts payable			Other rights		Advances and other liabilities
	06.30.24	12.31.23	06.30.24		12.31.23	06.30.24	12.31.23	06.30.24		12.31.23
Al Khan Foodstuff LLC ("AKF")	2,751	-	-		-	-	-	-		-
Al-Wafi Al-Takamol International for Foods Products	40,831	-	-		-	-	-	-		-
Al-Wafi Factory	10,511	-	-		-	-	-	-		-
Banvit	-	-			-	1,458	708	-		-
BRF Energia S.A.	-	-	(333,347)		(208,168)	-	-	-		-
BRF Foods GmbH	283,907	346,703	-		-	-	124	-		-
BRF Global GmbH	3,051,813	3,118,425	(3,041,707)		(2,527,079)	-	-	(7,016,427)	(1)	(4,807,979)
BRF Global Company South Africa Proprietary Ltd.	-	-	(229)		-	-	-	-		-
BRF GmbH	-	-	-		-	-	-	(1,445,391)	(2)	(1,300,782)
BRF Japan KK	-	-	(242)		-	-	-	-		-
BRF Korea LLC	-	-	(156)		-	-	-	-		-
BRF Kuwait Food Management Company WLL	2,131	-	-		-	-	-	-		-
BRF Shanghai Management Consulting Co. Ltd.	-	-	(423)		-			-		-
BRF Singapore Foods PTE Ltd.	-	-	(935)		-	-	-	-		(2,683)
Federal Foods LLC	56,265	-	-		-			-		-
Federal Foods Qatar	3,121	-	-		-			-		-
Hercosul Alimentos Ltda.	9,045	5,968	-		-	477	440	-		-
Hercosul International S.R.L.	19	19	(557)		(305)	-	-	-		-
Mogiana Alimentos S.A.	14,400	9,953			-	538	497	-		-
Sadia Alimentos S.A.	-	-	-		-	-	-	(2,992)		(3,247)
Sadia Chile S.A.	214,329	221,298	-		-	6	90	-		-
Sadia Uruguay S.A.	8,539	418	-		-	-	-			(57,567)
Marfrig Global Foods S.A.	12,505	7,945	(141,568)	(3)	(21,370)	-	-	-		-
Marfrig Chile S.A.	2,174	1,762	-		-	-	-	-		-
Quickfood S.A.	21,369	24,852	-		-	-	-	-		-
MFG Agropecuária Ltda.	-	1	-		-	-	-	-		-
Pampeano Alimentos S.A.	175	473	(119)		(112)	-	-	-		-
Total	3,733,885	3,737,817	(3,519,283)		(2,757,034)	2,479	1,859	(8,464,810)		(6,172,258)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other obligations with Related parties.
(3)	The increase refers to the purchase of ICMS credits described in note 9.1.

96

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Consolidated
	Accounts receivable		Trade accounts payable
	06.30.24	12.31.23	06.30.24	12.31.23
Marfrig Global Foods S.A.	13,494	7,945	(141,568)	(24,838)
Marfrig Chile S.A.	2,174	2,563	(38)	(195)
Quickfood S.A.	21,369	24,852	-	-
Weston Importers Ltd.	2,977	366	(15,075)	-
MFG Agropecuária Ltda.	-	1	-	-
Pampeano Alimentos S.A.	175	473	(119)	(112)
Total	40,189	36,200	(156,800)	(25,145)

97

Interim Financial Information, Individual and Consolidated | June 30, 2024

	Parent company
	Sales				Financial results, net				Purchases				Other operating income (expenses)
	2024		2023		2024		2023		2024		2023			2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
AES Brasil	22,010	41,903	-	-	-	-	-	-		-		-	-	-
Al Khan Foodstuff LLC ("AKF")	1,003	1,003	-	-	-	-	-	-	-	-	-	-	-	-
Al-Wafi Al-Takamol International for Foods Products	10,026	10,026	-	-	-	-	-	-	-	-	-	-	-	-
Al-Wafi Factory	3,663	3,663	-	-	-	-	-	-	-	-	-	-	-	-
BRF Energia S.A.	-	-	-	-	-	-	-	-	(63,491)	(129,795)	(76,413)	(161,721)	-	-
BRF Global GmbH	3,349,410	7,029,520	4,611,686	9,423,401	(100,147)	(192,840)	(114,409)	(225,439)	-	-	-	-	-	-
BRF Kuwait Food Management Company WLL	1,104	1,104	-	-	-	-	-	-	-	-	-	-	-	-
Federal Foods LLC	26,681	26,681	-	-	-	-	-	-	-	-	-	-	-	-
Federal Foods Qatar	318	318	-	-	-	-	-	-	-	-	-	-	-	-
Hercosul Alimentos Ltda.	7,876	16,920	7,274	15,308	-	-	-	-	-	-		-	-	-
Hercosul International S.R.L.	-		-	1,427	-	-	-	-	-	-	(2,286)	(2,286)	-	-
Mogiana Alimentos S.A.	12,582	21,544	8,707	29,260	-	-	-	-	-	-	-	-	-	-
Partner companies	5,706	5,706	-	-	-	-	-	-	-	-		-	-	-
Sadia Alimentos S.A.	-	-	-	-	(46)	(90)	(43)	(86)	-	-	-	-	-	-
Sadia Chile S.A.	68,357	163,354	107,751	222,710	-	-	-	-	-	-	-	-	-	-
Sadia Uruguay S.A.	10,502	23,909	27,899	54,615	(929)	(1,959)	(966)	(1,944)	-	-	-	-	-	-
BRF Singapura	-	-	-	-	-	-	-	-	(909)	(909)	-	-	-	-
BRF Japan	-	-	-	-	-	-	-	-	(336)	(336)	-	-	-	-
BRF Korea	-	-	-	-	-	-	-	-	(151)	(151)	-	-	-	-
BRF South Africa	-	-	-	-	-	-	-	-	(218)	(218)	-	-	-	-
BRF Shanghai	-	-	-	-	-	-	-	-	(411)	(411)	-	-	-	-
Marfrig Global Foods S.A.	18,304	33,510	15,081	35,381	-	-	-	-	(202,494)	(276,299)	(93,900)	(179,934)	1,410	2,590
Marfrig Chile S.A.	4,372	10,840	2,013	3,807	-	-	-	-	-	-	-	-	-	-
Quickfood S.A.	17,031	43,433	25,000	58,055	-	-	-	-	-	-	-	-	-	-
Agropecuária Jacarezinho	-	-	-	-	-	-	-	-	-	-	-	-	(54)	-
Fazenda São Marcelo	-	-	-	-	-	-	-	-	-	-		-	(54)	-
Pampeano Alimentos S/A	249	249	296	296	-	-	-	-	(677)	(1,093)	-	-	-	-
Total	3,559,194	7,433,683	4,805,707	9,844,260	(101,122)	(194,889)	(115,418)	(227,469)	(268,686)	(409,211)	(172,599)	(343,941)	1,302	2,590

98

Interim Financial Information, Individual and Consolidated | June 30, 2024

		Consolidated
	Sales				Purchases				Other operating income (expenses)
	2024		2023			2024	2023			2024
	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Marfrig Global Foods S.A.	18,304	33,510	15,081	35,381	(202,494)	(276,299)	(132,951)	(253,992)	1,410	2,589
Marfrig Chile S.A.	4,372	11,452	3,005	6,132	(270)	(652)	(466)	(784)	-	-
Quickfood S.A.	17,031	43,433	25,000	58,055	-	-	-	-	-	-
Agropecuária Jacarezinho	-	-	-	-	-	-	-	-	(54)	-
Fazenda São Marcelo	-	-	-	-	-	-		-	(54)	-
Weston Importers Ltd.	1,288	1,839	316	316	(85,164)	(115,252)	-	-	-	-
Pampeano Alimentos S/A	249	249	296	296	(677)	(1,093)	-	-	-	-
Total	41,244	90,483	43,698	100,180	(288,605)	(393,296)	(133,417)	(254,776)	1,302	2,589

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of June 30, 2024, the balance of these transactions was R$1,347,553 (R$1,132,634 as of December 31, 2023).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the six-month period ended on June 30, 2024 the total amount of lease payments were R$11,606 (R$10,170 in the same period of the previous year) and for the three-month period ended June 30, 2024 R$5,737 (R$5,869 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000. BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount. On May 06, 2024, the extension of the due date to December 16, 2024, was approved.

On August 14, 2023, BRF provided financing guarantees to Potengi, with Banco do Brasil S.A., through the opening of fixed credit up to a limit of R$144,000, coming from ordinary resources from the Fundo de Desenvolvimento do Nordeste – (“FDNE”), transferred to finance the implementation of the Cajuína 1 Wind Generating Plant, located in Rio Grande do Norte.

On January 19, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its first issue of 300,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value expressed in Reais is R$1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

On March 27, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its second issue of 2,100,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value expressed in Reais is R$0,1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

99

Interim Financial Information, Individual and Consolidated | June 30, 2024

On May 21, 2024, have entered into a strategic product supply agreement with Saudi Agricultural and Livestock Investment Company (“SALIC”). The Agreement allows SALIC to acquire up to 200,000 tons of products per year whenever there is a state of food emergency in the Kingdom of Saudi Arabia.

The price to SALIC will be equivalent to an average of market prices charged by the Company to other clients and the supply obligation will only exist if the Company has plants authorized for export to the Kingdom of Saudi Arabia with sufficient volume to also meet the needs of its other clients in that country.

On June 30, 2024, there were no transactions linked to this contract.

28.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2024		2023
	Apr - jun	Jan - jun	Apr - jun	Jan - jun
Salary and profit sharing	37,176	52,580	18,860	29,092
Short-term benefits (1)	49	89	49	162
Private pension	198	384	185	370
Termination benefits	1,027	2,054	1,509	3,028
Share-based payment	9,423	13,938	5,821	9,156
	47,873	69,045	26,425	41,808
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$10,264 in the six-month period ended on June 30, 2024 (R$9,658 in the same period of the previous year) and for the three-month period ended June 30, 2024, R$6,735 (R$5,922 in the same period of the previous year).

29.	Commitments

In the normal course of the business, the Company entered into long-term agreements with third parties, which mainly include purchase of, secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the prices agreed may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations and the minimum contractually agreed is generally purchased and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On June 30, 2024, firm purchase commitments in the Parent Company totaled R$4,141,302 and R$4,570,729 in the Consolidated (R$4,524,719 in the Parent Company and R$5,023,227 in the Consolidated on December 31, 2023).

30.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the six-month period ended on June 30, 2024:

100

Interim Financial Information, Individual and Consolidated | June 30, 2024

(i)	Capitalized loan interest: for the six-month period ended on June 30, 2024 amounted to R$18,320 in the Parent Company and R$19,246 in the Consolidated (R$31,910 in the Parent Company and R$35,721 in the same period of the previous year) and for the three-month period ended June 30, 2024 R$8,884 in the Parent Company and R$9,423 in the Consolidated (R$14,889 in the Parent Company and R$15,138 in the same period of the previous year).

(ii)	Addition of lease by right-of-use assets and respective lease liability: the six-month period ended on June 30, 2024, amounted to R$520,980 in the parent company and R$751,484 in the consolidated (R$503,637 in the parent company and R$515,171 in the consolidated in the same period of the previous year) and for the three-month period ended June 30, 2024 R$210,294 in the Parent Company and R$264,756 in the Consolidated (R$215,940 in the parent company and R$227,148 in the consolidated in the same period of the previous year).

31.	Events after the reporting period
31.1.	Incident at the plant in Carambeí - PR

On August 08, 2024, the Company informed its shareholders and the market in general that a fire had occurred in part of its Carambeí - PR unit. There were no fatalities and all employees were safe. The unit's activities have been temporarily suspended. The Company is assessing the economic impacts of the incident it emphasizes that it has insurance coverage for this type of loss and that production at Carambeí - PR has been redirected to other nearby units while the shutdown continues.

101

Interim Financial Information, Individual and Consolidated | June 30, 2024

32.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on August 14, 2024.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Márcia Aparecida Pascoal Marçal dos Santos
Non-Independent Member	Marcos Fernando Marçal dos Santos
Non-Independent Member	Márcio Hamilton Ferreira
Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Sérgio Agapito Lires Rial
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Marco Antônio Peixoto Simões Velozo
Member	Ricardo Florence dos Santos
Member	Alexandre Eduardo De Melo

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Eduardo Augusto Rocha Pocetti
External Member	Esmir Oliveira

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-President	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

102

Interim Financial Information, Individual and Consolidated | June 30, 2024

Breakdown of capital stock by nature (not reviewed)

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	06.30.24		12.31.23
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	849,526,130	50.49	842,165,702	50.06
Salic	185,556,900	11.03	180,000,000	10.70
Kapitalo Investimentos Ltda.	-	-	107,982,757	6.42
Caixa de Previd. dos Func. do Banco do Brasil	103,328,121	6.14	103,328,121	6.14
Management
Board of Directors	4,300	0.00	518,900	0.03
Executives	1,487,545	0.09	626,458	0.04
Fiscal Council	29,400	0.00	32,700	0.00
Treasury shares	23,925,871	1.42	3,817,179	0.23
Other	518,614,979	30.83	444,001,429	26.38
	1,682,473,246	100.00	1,682,473,246	100.00

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INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of directors and shareholders of

BRF S.A.

Itajaí – SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended June 30, 2024, comprising the balance sheet as of June 30, 2024 and the respective statements of income and of comprehensive income for the periods of three and six months then ended, and of changes in shareholders’ equity and of cash flows for the period of six months then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

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Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance to the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, August 14, 2024.

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

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Interim Financial Information, Individual and Consolidated | June 30, 2024

Opinion of the Audit and Integrity Commitee

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (Parent Company and Consolidated) for the six-month period ended on June 30, 2024, the Management Report and the review report issued without modification by Grant Thornton Auditores Independentes Ltda.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, August 14, 2024.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Esmir de Oliveira

External Member

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Interim Financial Information, Individual and Consolidated | June 30, 2024

Statement of Executive Board on the Consolidated Interim Financial Information and Independent Auditor’s Report

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction Nº 480/09, the executive board of BRF S.A. states that:

(i)     reviewed, discussed and agreed with the Company’s interim financial information for the fiscal for the six-month period ended on June 30, 2024, and

(ii)    reviewed, discussed and agreed with the opinions expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. for the six-month period ended on June 30, 2024.

São Paulo, August 14, 2024.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

107